                          U.S. Securities and Exchange
                       Commission Washington, D.C. 20549

                                   Form 10-SB
                               (Amendment No. 2)

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

               FLORIDA                                   65-0181535
   -------------------------------                   -------------------
   (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                    Identification No.)

                             15544 N.W. 77th Court
                             Miami Lakes, FL 33016
                    ----------------------------------------
                    (Address of principal executive offices)

                  Issuer's telephone number:   (305) 828-2599
                                               --------------

          Securities to be registered under Section 12(b) of the Act:

                                      NONE

          Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK

                                     PART I

Item 1. DESCRIPTION OF BUSINESS.

         AMERICA'S SENIOR FINANCIAL SERVICES, INC. (the "Company", "AMSE" or "America's Senior") is filing this Form 10-SB to register its common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934.

         We are a licensed mortgage lender active in originating, processing and obtaining funding for forward and reverse mortgage loans secured by single family residences which are funded by financial institutions or independent investors. We receive income from two sources in connection with our mortgage lending activities: we charge certain non-refundable mortgage application fees to potential borrowers and upon closing a loan, receive additional fees payable by the borrower or investor which fees are based upon a percentage of the loan and/or the interest rates charged.

         We are a Florida corporation that was incorporated in February of 1990, under the name of Phoenix Management Associates, Inc. Initially, we operated our mortgage lending business under the trade name "Value Financial". From 1990 to 1994, the Company operated as a mortgage brokerage business, originating traditional forward mortgage products, which it submitted to third party institutions and sold at the closing table. The Company did not use its own money to fund any of the mortgages that it originated, but rather used third party funds (commonly referred to as 'table funding') to close the transactions. In 1994 the Company was licensed as a correspondent lender and added Reverse Mortgages to its product assortment. As a correspondent lender we are allowed to close loans in our own name, rather than function solely as a mortgage broker. As a correspondent lender, we also gained the right to charge additional fees, and perform short term servicing if necessary. Due to internal growth, the Company has relocated several times. Its original office was located at 340 Minorca Avenue; Coral Gables FL 33134. In January 1995 it relocated to a larger office facility at 3191 Coral Way; Miami FL 33145. In July 1997 it moved its corporate office to 15544 NW 77th Court; Miami Lakes FL 33016. In November 1997 the Company changed its name to America's Senior Financial Services, Inc. - to better reflect its business plan and strategy of marketing to the emerging senior demographic, and in anticipation of being listed for public trading of its equities on the OTC-BB.

         The original founder of the Company was Nelson A. Locke, who continues to the present as the Company's President and CEO. Mr. Locke, in joint tenancy with his spouse, owned 100% of the common stock of the Company. When the Company was organized, it had a simple one-person structure, with Mr. Locke filling the three corporate roles of President, Secretary, and Treasurer. The original registered agent was Thomas Sherman, Esq.; 218 Almeria Street; Coral Gables FL 33134. Mr. Sherman subsequently became a Director of the Company, and continues in his role as registered agent. At this writing Mr. Locke and his spouse own approximately 38% of the Company. For a list of the other controlling shareholders, see Item 4 - page 12 of the Company's Form 10-SB.

         In July 1998 we acquired Dow Guarantee Corp. ("Dow"), a south Florida mortgage lender since 1985. In January 1999 we acquired Capital Funding of South Florida, Inc. ("Capital Funding"), a central and north Florida mortgage lender since 1994. Accordingly, the discussion of our business herein includes the business of our wholly-owned subsidiaries Dow and Capital Funding. Such acquisitions were accounted for as purchases.

         The following table sets forth the approximate loan production and fee income for America's Senior, Dow and Capital Funding during the periods indicated.

                         FISCAL YEARS ENDED DECEMBER 31

                                                     1998             1997
                                                  -----------      ----------
Loans originated by America's Senior(l)
  Gross dollars originated                        $45,550,000      $41,600,000
  Total dollars funded                            $35,000,000      $32,000,000
  Number of loans                                         350              320
  Gross fee revenue                               $   830,000      $   542,000

Loans originated by Dow(2)
  Gross dollars originated                        $84,000,000      $84,000,000
  Total dollars funded                            $60,000,000      $60,000,000
  Number of loans                                         615              630
  Gross fee revenue                               $ 2,454,000      $ 2,600,000




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




 Loans originated by Capital Funding (3)
   Gross dollars originated                       $62,500,000      $35,000,000
   Total dollars funded                           $50,000,000      $28,000,000
   Number of loans                                        512              287
   Gross fee revenue                              $ 1,419,000      $   773,000


(1) American Senior's retail production only. Does NOT include subsidiaries.
(2) Acquired in July 1998. The figures include the period before acquisition by the Company.
(3) Acquired in January 1999.

         The Company currently originates all types of residential mortgage products, and serves all age groups and credit categories. While retaining its traditional forward mortgage business we have implemented a plan to specialize in serving the senior citizen homeowner market using the "Reverse Mortgage" as a base. Reverse Mortgages (RM) are a special type of mortgage loan specifically developed to serve the unique needs of the senior community. AMSE has been originating Reverse Mortgages since 1994. On March 1, 1999, the Company launched a training program for the employees of Dow and Capital Funding to support the Company's overall business model, and to maximize consolidated Reverse Mortgage production through the addition of this product category at its subsidiaries and the education of its captive employee base to properly market and sell RM product.

         HOW REVERSE MORTGAGES WORK

         A reverse mortgage (RM) is a type of home equity loan that allows homeowners to convert some of the equity in their homes into cash without an obligation on their part for monthly repayment. RMs works much like forward mortgages, only in reverse. Rather than making a payment to the lender each month, the lender pays the borrower. Unlike conventional home equity loans, RMs do not require any repayment of principal, interest, or servicing fees for as long as the borrower lives in their home. Funds obtained from an RM may be used for any purpose, including meeting housing expenses such as taxes, insurance, fuel, and maintenance costs, as well as any personal expenses such as health care expenses. The loan does not come due until the borrower dies, sells, or moves out of the home permanently.

         REQUIREMENTS AND RESPONSIBILITIES OF THE REVERSE MORTGAGE BORROWER

         The RM funds may be paid to the borrower in a lump sum, in monthly advances, through a line-of-credit, or in a combination of the three, depending on the type of RM and the lender. The amount the homeowner is eligible to borrow is based on age, the equity in the home, and the interest rate the lender is charging. The calculation is done utilizing special software developed by the secondary market investors.

         Because the borrower retains title to the home with an RM, the borrower also remains responsible for taxes, repairs, and maintenance. Depending on the plan selected, the RM becomes due with interest either when the borrower permanently moves, sells the home or dies. The lender does not take title to the home when the borrower dies, but the heirs must pay off the loan. The debt is usually repaid by refinancing the loan into a forward mortgage (if the heirs are eligible) or by using the proceeds from the sale of the home.

         The Company has established ongoing correspondent relationships with selected mortgage funding organizations such as Federal National Mortgage Association (Fannie Mae), Federal Housing Administration and several non-governmental lenders which have established reverse mortgage funding programs. These organizations buy reverse mortgages which meet their individual and agency or government underwriting requirements. The Company receives a fee upon funding which is generally 2% of the appraised value of the subject property.

         LOAN OFFICE NETWORK. The Company originates mortgage loans through its network of 11 retail loan offices. As of August 4, 1999 the following are the locations of the loan origination offices maintained by America's Senior, Dow and Capital Funding.

        AMERICA'S SENIOR:
        -----------------
        Addresses:        15544 NW 77th Court; Miami Lakes FL 33016
                          911 East 86th Street, #30; Indianapolis IN 46240
                          5250 77 Center Drive-#350; Charlotte NC 28217

        DOW:
        ----
        Addresses:        9501 NE 2nd Ave; Miami Shores FL 33138
                          One SW 29 Ave; Suite 207; Pembroke Pines FL 33027

        CAPITAL FUNDING:
        ----------------
        Addresses:        729 South Federal Highway, Stuart FL 34994
                          2014 SE Port St. Lucie Blvd., Port St. Lucie FL 34952
                          1380 E. Vine St., Kissimmee, FL 34744
                          1874 SE Port St. Lucie Blvd., Port St. Lucie, FL 34952
                          22 W. Monument Ave., Kissimmee, FL 34741
                          1000 South Federal Highway, Stuart, FL 34994

         The Company's loan officers at its 11 retail loan offices assist the applicant by explaining the various mortgage loan programs available, completing the loan application, arranging for appraisals, credit reports, pre-underwriting, quality control, fraud prevention, state and federal compliance issues, and various other tasks in connection with the proper preparation of a loan package. The loan package is then forwarded to the Company's funding sources for compliance review and loan approval. If the loan package is approved, the loan can be closed and funded and the Company receives its fees, which are based upon a percentage on the amount of the loan and/or interest rates charged.

         Generally, the Company acts only to originate mortgage loans which are funded by third party financing sources. While the Company has credit arrangements to fund loans with its own funds, these are used in a very limited manner, and loans funded with these facilities are generally not held longer than 90 days. Accordingly, the risks of collection, delinquencies and foreclosures are very limited.


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         MARKETING AND ADVERTISING

         As an independent mortgage originator, the Company seeks to identify persons who are seeking mortgage loan funding. Currently, the Company advertises in local and regional newspapers, yellow page telephone directories, internet websites, direct mail and cable television. The Company markets through national Trade Association participation, senior oriented direct mail, participation in senior events, free video tapes given to potential clients, state level trade shows, and HUD/Fannie Mae focus group activities. For the fiscal year ended December 31, 1998, the Company expended approximately $175,000 for sales and marketing activities. In 1999 the Company is seeking to expand its marketing activities to consistently include nationwide advertising of its Reverse Mortgage effort, and expects to invest more than $250,000 in marketing and advertising costs.

         FUNDING SOURCES

         The Company has established ongoing correspondent relationships with selected mortgage funding organizations such as Federal National Mortgage Association (Fannie Mae), the FHLMC (Freddie Mac), the Federal Housing Administration (FHA), the Veteran's Administration (VA), and certain conforming and non-conforming non-governmental wholesale lenders.

         The Company generally functions as a concurrent lender ("table funding"), and has pre-sold its whole loans on a flow basis, prior to the closing of the loan. This means that at the actual closing (or upon the expiration of any applicable loan rescission period, such as would apply in the case of a refinance) the funding organization wires the necessary monies directly to the third party closing the loan. The funds generally do not flow in to any of the Company's accounts. The Company then receives from the closer, the fees due the Company.

         The funding organizations have no contractual obligation to fund any mortgage loans originated by the Company. Each loan is considered for funding based upon the underwriting standards established by the individual funding organization, in compliance with the government (FHA, VA) or quasi-governmental agency (FNMA, FHLMQ which will ultimately acquire the loan as part of a mortgage backed security (MBS).

         The funding organizations are all major wholesale funding sources, and the Company represents that it only sells loans to those organizations which are properly licensed to conduct business in the states that the Company operates in, and that the funding organizations are generally HUD, VA, FNMA, or FHLMC approved conduits.

         EXPANSION STRATEGY

         In July 1998 and January 1999, the Company acquired Dow and Capital Funding respectively. The Company is seeking to acquire additional mortgage originators and may also



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
consider the acquisition of ancillary organizations such as title companies, health care providers, and other financial service organizations focused on the senior citizen market.

         On June 23, 1999 we signed a letter of Intent to acquire Senior Income Reverse Mortgage Corporation of Chicago, Illinois. A definitive merger agreement is being drafted and appropriate due diligence has commenced.
However, there are significant terms of the merger which are not yet resolved, and therefor the acquisition may not take place. Also, on July 22 1999 we signed a letter of Intent to acquire Jupiter Mortgage Corp of Jupiter, Florida. A definitive merger agreement is being drafted and appropriate due diligence has commenced. However, there are terms of the merger which are not yet resolved, there can be no assurances given that this acquisition will take place.

         LIQUIDITY AND CAPITAL RESOURCES

         We issued $2,500,000 of convertible debentures in May 1999. Each debenture is convertible into common stock. The number of shares of common stock that may be issued upon conversion of the convertible debentures depends upon the market price of our common stock at the time of the conversion. Based upon the recent price of common stock of $7.25 per share, if the debentures were converted into common stock, we would issue 405,680 shares of common stock. We may sell up to $7,500,000 of additional convertible debentures, which if converted at our recent common stock price of $7.25 would result in the issuance of an additional 1,215,559 shares of our common stock. We also issued warrants to purchase 34,483 shares of our common stock to the purchaser of the debentures and will issue more warrants in the event of the sale of additional debentures. The material risk associated with this type of debenture is that if our stock price were lower it could have a significant dilutive effect.

                            RISKS OF DEBT FINANCING

To the extent that we obtain additional capital in the form of loans this could have important consequences to the Company:

1. A portion of our cash flow from operations must be dedicated to the payment of the principal and interest on such indebtedness.

2. Our ability to obtain additional financing in the future may be impaired.

3. If we are unable to generate sufficient cash to meet our obligations, we may have to attempt to renegotiate the payment terms or refinance our borrowings or sell assets and if we cannot successfully renegotiate the terms of our financing or refinance our debt or sell sufficient assets we would fall into default.

4. If interest rates were to increase we would be more vulnerable since our mortgage brokerage business would likely be reduced as a result of increased interest rates.

         COMPETITION

         The Mortgage Bankers Association of America estimates that the mortgage industry originated approximately $1.5 trillion in mortgages in 1998 compared to $834 billion in 1997. Accordingly, our market share is very small.

         We face intense competition in the business of originating mortgage loans. The Company's competitors in the industry include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. In addition, many financial services organizations that are much larger than the Company have formed national loan origination networks or purchased home equity lenders.

         Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. To the extent any of these competitors significantly expand their activities in the Company's market, the business of the Company could be adversely affected. Fluctuations in interest rates and general economic conditions may also affect the Company and its competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage.

         We believe our competitive strengths include emphasizing customer education to attract borrowers for reverse mortgages, and our ongoing high level of customer service which causes us to retain a very high percentage of our clients.

         REGULATION

         AMSE's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental agencies and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. AMSE's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), ECOA, the Fair Credit Reporting Act of 1994, as amended, RESPA, and Regulation X the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations. AMSE is also subject to the rules and regulations of and examinations by HUD and state regulatory authorities with respect to originating, processing, underwriting and selling loans.

         The Company is also subject to the rules and regulations of, and examinations by, state and federal regulatory authorities with respect to originating and processing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and



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




mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

         These rules and regulations, among other things, impose licensing obligations on AMSE in all the states it wants to conduct business. Since AMSE is incorporated under the laws of Florida, it first needs a Certificate of Authority in each state it wants to establish itself. That procedure is followed by the application for a Mortgage Lending license in that state and finally by applying for HUD approval for Title II branch in the nearest U.S. Department of HUD jurisdiction.

         Currently AMSE is fully licensed in the following states:

Florida
Missouri
Indiana
S. Carolina
N. Carolina
Ohio
Massachusetts
Illinois
Kansas

         AMSE has been fully approved by U.S. Department of HUD in the following districts:

New Hampshire  (2 districts)

Kentucky       (1 district)

Tennessee      (1 district)

Virginia       (1 district)

         We have applied for approval to do business in the following states:

Texas
Minnesota
Kentucky
Arizona
California
Washington

         EMPLOYEES

         At March 3, 1999, the Company employed approximately 150 persons. The Company has satisfactory relations with its employees.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the financial statements and notes thereto that appear elsewhere herein.

         This Form 10-SB contains forward looking statements including, without limitation, statements relating to the Company's plans, expectations, intentions, and adequate resources, and are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believes" "intends" "expects" "plans" "anticipates" "estimates" or "potential" and similar expressions identify forward looking statements. The Company does not undertake to update, revise, or correct any of the forward looking information. Actual results may differ materially from those expressed in any forward looking statement made by or on behalf of the Company. Some important factors that could cause the Company's actual results or expectations to differ materially from those discussed in the forward looking statements include, but are not limited to loss of the Company's significant customers, changes in consumer demand for the Company's core products, interest rates in general, actions of regulatory or consumer protection agencies that have an effect on the Company's ability to market its products, Federal and State legislation, capital expenditures, economic conditions in general and inability to retain qualified employees.

RESULTS OF OPERATIONS:

These results for 1998 are pro-forma, and include the following:

1998 - AMSE, Dow and Capital Funding pro-forma combined twelve month performance.

1997 - AMSE stand alone.

                                   1998                 1997            Change
                                   ----                 ----            ------

 Gross loans originated         $192,000,000         $41,600,000        +362%
 Total dollars funded           $145,000,000         $32,000,000        +353%
 Units funded                          1,477                 320        +362%
 Gross Fee Income               $  4,703,000         $   542,000        +767%

 Earnings (loss) before
 non-recurring items:               (122,159)            (67,250)



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

   Non-recurring
   expense items:                    332,362                    4,906

   Net income (loss):               (454,521)                 (72,200)

   % of Gross Fee Income                9.6%                       13%

FISCAL 1998 COMPARED TO FISCAL 1997:

         In the mortgage industry, there are several benchmarks used to measure a company's growth. The first benchmark offered is loan origination volume. In 1998, AMSE's pro-forma loan origination volume increased by $150,400,000 or 362% from our 1997 level of $41,600,000. This increase includes the origination benefit derived from our acquisitions of Dow Guarantee Mortgage and Capital Funding of South Florida. The second benchmark to review is our closed loan unit volume. This number represents true unit production, and ties directly to the Company's gross fee income level. In 1998, the Company closed 1,477 units, versus 320 units in 1997. This is an increase in closed loans of 362%. The third benchmark to be considered is gross fee income. This number represents the commissions and other fees the Company earns on its closed loans. In 1998, the Company grossed $4,703,000 in fees, versus $542,000 in 1997, primarily due to the acquisition of Dow and Capital Funding. See, Item 1, Business, for loan production and fee income of America's Senior, Dow and Capital Funding for Fiscal 1998 and 1997 on an individual basis.

         The Company's business strategy involves developing a mix of forward and reverse mortgage originations, where the forward (or traditional) mortgage products subsidize the costs to grow the reverse mortgage production. In 1998, reverse mortgage production was limited to the Miami Lakes facility. In 1998, Miami Lakes originated over 300 reverse mortgages, compared to the 1997 production level of under 100 loans. In 1999 the Company plans to increase its training and development of the employees of its subsidiaries, and expects their contribution to increase total reverse mortgage production. Ultimately, the Company seeks a balance of business that is about 65% forward and 35% reverse. In 1998, on a consolidated basis, the Company achieved a balance of about 80% forward and 20% reverse. In 1997, less than 10% of the Company's total production was reverse mortgages.

         In 1998, the Company's pro-forma loss was $454,521. While most expense categories showed increases, the increases relate to the acquisitions that occurred. Several categories stand out because they are key to the development of the Company's growth strategy. $267,060 is directly attributable to goodwill amortization caused by acquisitions. The Company has elected to amortize the goodwill over a shorter term than the maximum allowed by accounting rules, thereby increasing the annual charge to earnings. In 1998, the Company spent $64,800 in employee retention activity. By spending these funds, we saw continuity in staff and avoided a drop in sales that could have resulted from a less efficient staff. Another major expense increase occurred in advertising and marketing. Consistent with the Company goal of establishing itself as a national source for Reverse Mortgages, the Company spent over $175,000 on advertising, versus $50,000 in 1997. In 1998 we expanded our direct mail efforts and began utilizing cable television and radio. All the effort was directed at development of the reverse mortgage origination, which increased by over 500%. The



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
benefits will be felt in 1999, when we close these loans. By way of this discussion, the reader can see that these few categories account for $506,860 which exceeds our entire year's pro-forma loss. These expenses should be considered an investment in the Company's growth plan. Once our subsidiaries begin to implement certain efficiencies derived from this consolidation, these expense dollars may be offset by increased sales at higher margins, and should result in a planned return to profitability.

FIRST QUARTER 1999 COMPARED TO FIRST QUARTER 1998:

                             RESULTS OF OPERATIONS:

These results are proforma, and include the following:

1st Quarter 1999 -- AMSE, Dow, and Capital Funding combined three month performance.

1st Quarter 1998 -- AMSE "stand alone" (prior to the acquisition of Dow and Capital Funding).

                                                   3 months
                                                ended March 31st
                                        -------------------------------
                                          1999         1998      Change
                                        -------     -------      ------
Gross Loans Originated (thousands)       39,599       6,654        496%
Total Dollars Funded (thousands)         32,180       5,323        505%
Gross Fee Income (thousands)              1,022         158       +549

Earnings (Loss) before                 (165,936)    (66,411)       n/a
Goodwill Charges:

Goodwill Expense:                        57,724                    n/a

Net Income (Loss):                     (223,660)    (66,411)       n/a

% of Gross Fee Income:                     21.9%         42%       n/a


     The Company's first quarter 1999 results show dramatic growth in total sales,and demonstrate the contribution that our increased volume is making to improving the Company's bottom line profitability.

     During the 1st Quarter 1999, the Company's overall loan originations grew by almost 500%. On an existing unit basis, loan originations increased by 25%. The balance of the increase came from the contribution made to the consolidated total by the two wholly owned subsidiaries, Dow Guarantee Mortgage Corp. and Capital Funding of South Florida.

     On a Gross Fee Income (sales) basis, the Miami Lakes production (1998's sole existing unit) grew by 58%, while sales at the two subsidiaries were flat. The growth at Miami Lakes is fully attributable to increases in our Reverse Mortgage lead generation activity, the 1st quarter 1998, Miami Lakes originated an estimated 500 reverse mortgage leads. Since then our techniques have been refined and our database has been expanded dramatically. In 1998, we confined our reverse mortgage marketing to Florida. In the 1st quarter 1999, we expanded it to cover 19 states and began our first ever nationwide outreach. This effort produced over 2,500 reverse mortgage leads in the 1st quarter, versus an estimated 500 leads in the same period 1998. It should be noted that while Dow and Capital contributed 73% of the Company's total 1st quarter revenues, their results do not yet demonstrate the business they will begin to realize from the addition of reverse mortgage marketing to their product mix.

     An analysis of the consolidated Income Statement shows the following:

     1. Gross Fee Income increased by over 500%. The contributing factors were discussed in the paragraph above.

     2. While the Company's consolidated dollar loss is greater than 1998, on a percent to Gross Fee Income, the loss represents significant improvements in our "flow through" to the bottom line. In 1998, our 1st quarter loss was about 42% to revenues. In 1999, the loss decreased to less than 22% to sales.

     3. Personnel costs account for over 60% of our current expenses. We expect this number to decrease, as we build volume and create consistencies within the company compensation plan for loan originators. As a first step in better management of our personnel, we outsourced our payroll function to a national firm that specializes in this function.

     4. In 1998, we spent 27% of sales on marketing and advertising. In 1999, we reduced that number to about 6%. Clearly, we are becoming more efficient in our lead generation strategy.

     5. Professional fees continue to increase, but this is a direct result of our public market strategy and should be viewed as a positive element since the use of professionals in "due diligence" and acquisition execution mitigates risk for everyone involved.

LIQUIDITY AT YEAR END:

         The Company ended 1998 with $219,272 in cash and cash equivalents, compared to $86,376 in 1997. The Company has generated cash (to cover its acquisition expenses and operating losses) through the sale of its common stock and through warrant exercises that were directly related to the Company's Regulation D offering completed in 1997.

         In 1999, the registrant intends to seek additional capital through the following three avenues.

         1. The Company plans to sell certain amounts of restricted common stock (subject to all Rule 144 requirements) to qualified investors. The Company expected that in the first half of 1999, it would raise an estimated $150,000 by using this method. The Company actually raised $157,900 and this is detailed in Item 4 - page 20 of the Form 10-SB.

         2. The Company has sold a Convertible Subordinated Debenture to an institutional investor, to be secured by underlying restricted common stock subject to the Company filing an SB-2 registration statement. The Company plans to use the proceeds for expansion and working capital.

         3. The Company plans to seek out an institution to underwrite a secondary offering of the Company's common and preferred stock, with the proceeds to be used for expansion, nationwide marketing, and working capital.

CURRENT LIABILITIES AT YEAR END:

         The Company has minimal debt. At year end 1998 we had total liabilities of $382,992 of which $199,813 was routine accounts payable and $66,927 was routine compensation payable. In 1998, the Company hired a corporate controller, whose responsibilities include strengthening and improving the Company's internal control systems to insure that the Company is accurately recording the monies it owes to creditors.

"Y2K" ISSUE:

         The "Y2K" issue arises because the Company uses PC microcomputer systems, some of which were originally designed to handle a two digit year, not a four digit year. The Company has inventoried its entire PC ownership, and has determined that about 25% of its inventory needs to be replaced in 1999. The Company estimates that this will result in an investment of about $50,000 in new equipment. Some of this investment will be recovered by the sale (or donation) of the obsolete equipment. In general, the Company does not foresee much impact from the "Y2K" issue, because the Company relies on third party software and a funding network that has, in most cases, represented to the Company that it has completed its own internal "Y2K" audit and plans to make changes where necessary to insure seamless entry into the year 2000.

AVAILABILITY OF MORTGAGE FINANCING.

         The success of our mortgage origination business is dependent upon the availability of mortgage funding at reasonable rates. Although there has been no limitation on the availability of mortgage funding in the last few years, there can be no assurance that mortgages at attractive rates will continue to be available.

INDUSTRY OBSTACLES ENCOUNTERED IN 1998:

         The Reverse Mortgage Industry is fragmented, dominated by small regional firms, and generally lacks nationwide leadership. We saw this as an opportunity to aggregate production, and used this weakness as the core of our growth strategy. In 1998, we were involved in the formation of the National Reverse Mortgage Lenders Association (NRMLA). NRMLA was created to help this Industry become mainstream, and we are a driving member of NRMLA.

         Management of AMSE believes that the Companys results have started to reflect its business model which is built on a mix of revenue weighted toward a higher forward mortgage contribution. However, our overhead allocation is weighted toward the development of our Reverse Mortgage business. In 1998, we used the more predictable cash flows of forward mortgages to subsidize the growth of RMs. Specific percentages have been developed that allow AMSE to invest heavily in its RM marketing and development, while allowing the Company to achieve profitable operation in the future.

         In 1998, AMSE spent considerable resources to develop a program whereby mortgage brokers, financial planners, and other advisors to the senior demographic could participate in the growth of the Reverse Mortgage Industry. Surveys have shown (NAMB 1998) there were about 200,000 brokers operating in the United States. Yet it is the Company's belief that less than 2,000 brokers know anything significant about the product and even fewer know where to direct their clients. By developing a program that allows them to participate in the growth of our business, management of AMSE believes that it is opening a huge channel of potential RM distribution.

FUTURE PLANS FOR GROWTH AND PROFITABILITY:

         The Company has developed a specific strategy for the future. The strategy addresses several key needs.


1. The Company plans to grow through internal development of its captive (and growing) loan origination staff. Our training focus is on the Reverse Mortgage segment of our business. In 1998, by following this strategy, the Miami Lakes office increased its Reverse Mortgage origination pipeline by almost 500%. Along the way, valuable lessons were learned about the training involved with regular mortgage sales people. In 1999, these internal techniques are being used to train our subsidiaries to produce RMs.

2. In 1998, the key growth engine was acquisition activity. In July 1998 the Company acquired Dow Guarantee Mortgage, adding approximately $84,000,000 in loan production. In 1998, the Company executed a letter of intent to acquire Capital Funding of South Florida, adding another $62,500,000 in loan production. The Capital Funding acquisition closed in January 1999.

3. Simultaneous with growth through acquisitions, we are continuing to develop our "participant network" of mortgage brokers, financial planners, and other persons dedicated to working with the senior demographic.

Item 3. DESCRIPTION OF PROPERTY.

         All of the operations of the Company are conducted from premises leased from independent landlords.

         The following table sets forth information concerning the Company's leased facilities as of July 15, 1999:


          America's Senior Financial Services

          Location Tenant                    Approx. Size              Lease Expiration          Monthly Rent
          ---------------                    ------------              ----------------          ------------
          15544 NW 77th Court,
          Miami Lakes, FL 33016                3,250 sf                   Aug. 2001                 $3,500

          911 East 86th Street #30             1,100 sf                   April 2000                $1,100
          Indianapolis, IN 46240

          5250 77 Center Dr., Suite 350          400 sf                 Month to Month                $625
          Charlotte, NC 28217


          Dow Guarantee Mortgage

          Location Tenant                    Approx. Size              Lease Expiration          Monthly Rent
          ---------------                    ------------              ----------------          ------------
          9501 NE 2nd Ave.
          Miami Shores, FL 33138               5,500 sf                   Dec. 2001                 $6,000

          One SW 129th Ave., Suite 207         1,420 sf                   Dec. 1999                 $2,012
          Pembroke Pines, Florida


          Capital Funding of South Florida

          Location Tenant                    Approx. Size              Lease Expiration          Monthly Rent
          ---------------                    ------------              ----------------          ------------
          1380 E. Vine St.
          Kissimmee, FL 34744                    580 sf                    April 2000               $800

          1874 S.E. Port St. Lucie Blvd.
          Port St. Lucie, FL 34952             1,800 sf                    Feb. 2003              $1,886

          2014 S.E. Port St. Lucie Blvd.
          Port St. Lucie, FL 34952               850 sf                    Feb. 2000                $780

          729 SE Federal Hwy., Suite 100         550 sf                  Month to Month           $2,000
          Stuart, FL 34994

          22 W. Monument Ave.                    450 sf                    Jan. 2000                $800
          Kissimmee, FL 34741

          1000 S. Federal Hwy.                   500 sf                  Month to Month           $1,000
          Stuart, FL 34994



         Leases may provide for rent escalations tied to increases in operating expenses or fluctuations in the consumer price index.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of July 9th, 1999, the beneficial ownership of the company's 6,909,431 outstanding shares of common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

                                                 Number of
         Name                                    Shares(l)         Percent(l)
         ----                                   ----------         ----------
         Nelson A. Locke(2)                     2,650,000              38%

         Cheryl D. Locke(2)                     2,650,000              38%

         Brickell Equity Group, Inc.(3)           340,000             4.9%

         Charles M. Kluck(4)                      550,000               8%

         Elly Shea                                 31,000             0.5%

         Thomas G. Sherman, Esq.                  107,500             1.6%

         Michael J. Shelley                       107,500             1.6%

         Lou Weltman (5)                          487,267             7.1%

         All officers and directors
         as a group (6 persons)                 3,446,000             49.9%

-------------------------

         (1) Based upon 6,619,331 shares outstanding as of March 5th, 1999.

         (2) Nelson A. Locke and Cheryl D. Locke own such shares as Joint tenants.

         (3) Brickell Equity Group, Inc. is an investment holding company with no relationship to the board or management.

         (4) Includes 200,000 owned by his sister, Linda Kluck.

         (5) Represents shares owned by Vistra Growth Partners, Inc. and Vista Quickseed Fund, LLC. Mr. Weltman also has 228,888 additional shares available via the exercise of certain stock purchase warrants. Mr. Weltman has signed an irrevocable seven year proxy assigning all voting rights associated with these shares, and all future shares to be earned, to Mr. Nelson A. Locke.


Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CORPORATE PERSONS.

         The directors and executive officers of the Company are:


            Name                     Age          Position
        ---------------              ---          --------
        Nelson A. Locke              48      Chairman of the Board,
                                             President and Treasurer.

        Cheryl D. Locke              43      Executive Vice President
                                             Personnel, Director.
                                             Audit Committee.

        Elly Shea                    56      Senior Vice President, Production.

        Thomas G. Sherman, Esq.      45      Director.
                                             Compensation Committee.

        Michael J. Shelley           37      Director.
                                             Compensation and Audit Committees.

        Charles M. Kluck             48      Director-President of Dow.



         Nelson A. Locke and Cheryl D. Locke are married.

         Nelson A. Locke founded the Company in 1990 and has served as its President and Chairman of the Board of Directors since that time. He is the architect of the Company's business model. He is the past President of the Florida Association of Mortgage Brokers - Miami Chapter and has earned the NAMB's certified residential mortgage lender designation. In 1997 he was named FAMB"s "Broker of the Year", and in 1998 was awarded the prestigious FAMB "President's Award" for his public relations efforts on behalf of the Florida Mortgage Brokerage Industry. He is a founder and director of the National Reverse Mortgage Lenders Association. Mr. Locke is a Marine Corps. veteran (non commissioned officer) and holds a B.A. from California State University.

         Cheryl D. Locke is the Company's Executive Vice President. She is a member of the Board of Directors, and serves on the Company's audit committee. She is directly responsible for the HR function, supervising the Company's personnel department and reviewing AMSE's compliance with state and federal employment issues. She joined the Company in 1990 on a part time basis, as a loan officer. By 1994, she had risen to senior loan officer. From 1995 to 1998, she directly supervised all loan production and closing. In January 1998, she was appointed EVP and elected to the Company's Board of Directors.

         Elly Shea has been an advocate of Reverse Mortgages since their inception. Working in the industry for over 10 years, she has participated in RM product development and marketing. From 1994 to 1998, she was Southeast Correspondent Manager for TransAmerica HomeFirst. She understands the special needs of senior citizens, and has worked diligently to help bring ethical products to Florida seniors. She has been Senior Vice President-Production of the Company since August 1998.

         Thomas J. Sherman has been an attorney in private practice in Coral Gables, Florida since 1980. He is also President and owner of Union Title Services, Inc., a full service title insurance agency. Mr. Sherman is a graduate of the University of Miami School of Law. Since 1990, Mr. Sherman has served as the Company's general counsel. He became a director in January 1998.

         Michael J. Shelley has been President and CEO of MJS Financial, Inc. since 1993. From 1991 to 1993 he was senior sales representative for Siemens Automotive. Mr. Shelley is a Phi Beta

Kappa graduate of the University of Illinois with a B.A. in Economics and also has a Master of Science degree from the University of Illinois in Finance. He became a director in January 1998.

         Charles M. Kluck has been the President of Dow Guarantee Corp. since its founding in 1985, and continues to serve in that capacity. Dow was acquired by the Company on July 31, 1998. He became a director of the Company in July 1998.

         BOARD COMMITTEES

         The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, consisting of Cheryl Locke and Michael Shelley, reviews the adequacy of internal controls and results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee, consisting of Thomas Sherman and Michael Shelley, establishes and recommends salaries, incentives and other forms of compensation for officers and other key employees.

Item 6. EXECUTIVE COMPENSATION.

         SUMMARY COMPENSATION TABLE

         The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                                   Other Annual
   Principal Position         Year        Salary       Bonus       Compensation
   ------------------         ----        ------       -----       ------------
   Nelson A. Locke            1998        $70,000       -0-            5,000
   President                  1997        $50,000       -0-             -0-
                              1996        $30,000       -0-             -0-

         DIRECTOR COMPENSATION

         No fees are paid for director services.

         EXECUTIVE EMPLOYMENT AGREEMENTS

         In January 1998 the Company entered into a five (5) year employment agreement with Nelson A. Locke. Mr. Locke is employed as President and Chairman at an annual salary of $70,000 and such additional compensation as he determines. The agreement provides certain health, life and disability insurance, and autos to Mr. Locke. The Agreement provides for the establishment of an "Executive Performance Bonus Pool" described below. The agreement provides that in any calendar year when the Company's stock price increases by at least 20%, that he shall be eligible for stock options equal to 5% of his total common stock holdings at the end of the calendar year which may be exercised at $1.00 per share and may be paid for by interest-free promissory note. Mr. Locke waived these options for 1998 as this event would have been harmful to future business and investor prospects.

         In January 1998 the Company entered into a five (5) year employment agreement with Cheryl D. Locke. Mrs. Locke is employed as Executive Vice President, Secretary and Director at an annual salary of $50,000. The agreement provides certain health, life and disability insurance, an auto to Mrs. Locke, special performance bonus of up to $25,000 to be paid at the discretion of the President. She is entitled to commission on loan originations for which she was submitting loan officer. The agreement provides that in any calendar year when the Company's loan origination's increase by at least 20%, that she shall be eligible for stock options equal to 5% of her total common stock holdings at the end of the calendar year which may be exercised at $1.00 per share and may be paid for by interest-free promissory note. Mrs. Locke waived these options for 1998 as this event would have been harmful to future business and investor prospects.

         In July 1998 the Company's subsidiary, Dow Guarantee Corp., entered into an employment agreement with Charles M. Kluck for a term of five years, under which Mr. Kluck will be paid an annual salary of $110,000.

         In July 1998 the Company's subsidiary, Dow Guarantee Corp., entered into an employment agreement with Linda C. Kluck for a term of five years, under which Ms. Kluck will be paid an annual salary of $70,000.

         In August 1998 the Company entered into an employment agreement with Elly Shea for a term of three years, under which Mrs. Shea will be paid an annual salary of $65,000, an auto, certain health and life insurance, and certain other performance bonuses which may be in the form of cash compensation or stock.

         In January 1999 the Company's subsidiary, Capital Funding of South Florida, Inc., entered into an employment agreement with George Pollis for a term of five years, under which Mr. Pollis will be paid an annual salary of $50,000, plus commissions on his personal sales.

         In January 1999 the Company's subsidiary, Capital Funding of South Florida, Inc., entered into an employment agreement with Michael Pollis for a term of five years, under which Mr. Pollis will be paid an annual salary of $50,000, plus commissions on his personal sales.

EXECUTIVE PERFORMANCE BONUS POOL

         The Company's employment agreement with its President, Nelson A. Locke, provides that ten percent (10%) of the Company's pre-tax net income for 1998 through 2002 in excess of the pre-tax net income for December 31, 1997 shall be contributed to an annual bonus pool for the benefit of the President and other key employees of the Company. The allocation of any bonus among the President and other key employees is made by the Compensation Committee.

         No bonus was allocated for 1998.

STOCK OPTION PLANS.

INCENTIVE STOCK OPTION PLAN

         The Company's Board of Directors and Shareholders have adopted two stock option plans. Pursuant to the Incentive Stock Option Plan (the "ISO Plan"), options to acquire a maximum of 2,500,000 shares, but not more than eight percent (8%) of the total authorized shares of the Company (which currently equals 2,000,000 shares), may be granted to directors, officers, employees, consultants and other independent contractors and persons who performed services relating to the Company, including wholly or partially owned subsidiaries.

         The Plan is administered by a Stock Option Committee consisting of two or more nonemployee directors or in the absence of such a committee, the Board of Directors.

         Pursuant to the ISO Plan, the Company may grant Incentive Stock Options as defined in Section 422(b) of the Internal Revenue Code of 1986 and non-qualified stock options not intended to qualify under such section. The price at which the Company's common stock may be purchased upon exercise of Incentive Stock Options granted under the Plan will be required to be at least equal to the fair market value of the common stock on the date of grant. Non-qualified stock options may be at any price designated by the Committee on the date of grant. Options granted under the Plan may have maximum terms of not more than ten (10) years and are not transferable except by will or the laws of descent and distribution. No Incentive Stock Options under the Plan may be granted to an individual owning more than ten percent (10%) of the total combined voting power of all classes of stock issued by the Company unless the purchase price of the common stock under such option is at least one hundred ten percent (110%) of the Fair Market Value of the shares issuable on exercise of the option at the date of grant and such option is not exercisable more than five (5) years from the date of grant.

         Generally, options granted under the Plan terminate upon the grantee's employment or affiliation with the Company, but the Committee may authorize an expiration date of up to ninety (90) days following such termination. If termination was due to death or disability, the options expire one (1) year after such termination or the termination date set forth in the option, whichever is earlier. If termination is due to retirement the option expires ninety (90) days after termination or the termination date set forth in the option, whichever is earlier.

         If the Change of Control takes place, the Board may vote to immediately terminate all outstanding options or may vote to accelerate the expiration of options to the tenth day after the effective date of the Change of Control. If the Board votes to immediately terminate the options, it shall make a cash payment to the grantees equal to the difference between the exercise price and the Fair Market Value of the shares that would have been subject to the terminated option on the date of the Change of Control. A Change of Control of the Company is generally deemed to occur when any person becomes the beneficial owner of or acquires voting control with respect forty percent (40%) or more of the total voting shares of the Company, the Company is merged into any other company, or substantially all of its assets are acquired by another company, or three or more directors nominated by the Board to serve as a director, each having agreed to serve in such capacity, failed to be elected in a contested election of directors.

         Incentive Stock Options granted under the Plan are subject to the restriction of the aggregate Fair Market Value as of the date of grant of options which first become exercisable in any calendar year cannot exceed $100,000.

         The Plan provides for appropriate adjustments in the number and type of shares covered by the Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

         Until the closing of an underwritten public offering by the Company, pursuant to a registration statement filed and declared effective under the Securities Act of 1933 covering offer and sale of the Company's common stock for the account of the Company, the Company has the right of first refusal to acquire any shares which were acquired pursuant to the exercise of options under the Plan at the Fair Market Value on the date of the shareholder's notice to the Company and the Company shall have the right to repurchase any option shares following holder's termination of service or affiliation with the Company for any reason at the original exercise price of the option.

NON-QUALIFIED STOCK OPTION PLAN.

         Pursuant to the Non-Qualified Stock Option Plan (the "Non-ISO Plan"), options to acquire a maximum of two percent (2%) of the total authorized shares of the Company may be granted to any person who performed services for the Company and its subsidiaries.

         Non-qualified stock options may be at any price designated by the Committee on the date of grant. Options granted under the Plan may have maximum terms of not more than ten (10) years and are not transferable except by will or the laws of descent in distribution.

         Generally, options granted under the Plan terminate thirty (30) days after termination of the grantee's employment or affiliation with the Company. If termination was due to death or disability, the options expire one (1) year after such termination or the termination date set forth in the option, whichever is earlier.

         Any conditions or restrictions on exercise lapse on a Change of Control unless otherwise set forth in the Option Agreement.

         The Plan is administered by a Stock Option Committee consisting of two or more non-employee directors or in the absence of such a committee, the Board of Directors.

         The Plan provides for appropriate adjustments in the number and type of shares covered by the Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

         Until the closing of an underwritten public offering by the Company, pursuant to a registration, filed and declared effective under the Securities Act of 1933 covering offer and sale of the Company's common stock for the account of the Company, the Company has the right of first refusal to acquire any shares which were acquired pursuant to the exercise of options under the Plan at the Fair Market Value on the date of the shareholder's notice to the Company and the Company shall have the right to repurchase any option shares following holder's termination of service or affiliation with the Company for any reason at the original exercise price of the option.

NON-PLAN STOCK INCENTIVES.

         In 1998, the Company issued 74,400 shares of its Common Stock to employees as incentive compensation. The shares vest to the employees over a three year period following the date of issuance.


Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         A shareholder, Louis Weltman of ViStra Growth Partners, Inc. (ViStra), provides investment banking and advisory services to AMSE. The agreement expires on April 30, 2001 at the end of its three (3) years term. The Advisor uses its best efforts to 1) assist AMSE to obtain equity and debt financing by identifying potential investors; 2) to identify and evaluate merger or acquisition candidates and to coordinate the needed professionals to complete such transactions; and 3) to develop strategic relationships related to the development of its mortgage origination business.

         AMSE compensates ViStra on a retainer basis and according to different formulas depending on the successful completion of acquisitions or as AMSE raises capital. For the twenty-four (24) months beginning April, 1999, ViStra is paid a monthly retainer by AMSE for its general consulting services in the minimum monthly amount of $2,000 per month, subject to AMSE's cash flow requirements.

         In addition to the consulting fees, Transaction Fees are paid by AMSE to ViStra for the successful completion of mergers or acquisitions (the "Transaction Fees"). The Transaction Fees are payable at the closing of each transaction based on the following formula applied to the aggregate transaction value: five percent (5%) of the first two million dollars; four percent (4%) of the next two million dollars; three percent (3%) of the next two million dollars; two percent (2%) of the next two million dollars and one percent (1%) of the balance of the value of the transaction. The minimum transaction fee to be paid is $25,000, unless such small transactions are mutually exempted by ViStra and AMSE. Under circumstances where AMSE identifies the acquisition candidates, the Transaction Fee is reduced to seventy-five (75%) percent of Fee Formula.

         ViStra receives a cash "Success Fee" and other non-cash consideration when AMSE raises capital. The cash Success Fee is based on the gross capital raised and is calculated as follows: 7.5% of the first $500,000; 5% of the next two million dollars of transaction value; 4% of the next two million dollars of transaction value; 3% of the next two million dollars of transaction value; 2% of the next two million dollars of transaction value; and 1% of the transaction value in excess of $8.5 million. This Success Fee is reduced by fifty (50%) percent if AMSE identifies the funding source or in the event of a secondary public offering.

         ViStra also receives non-cash consideration when AMSE completes a financing transaction. Non-cash consideration consists of stock and options. Stock is granted to the Advisor in an amount equal to .5% of the equity of AMSE for each $500,000 of capital raised up to a maximum amount of 5% of AMSE's equity based on the shares issued and outstanding immediately after each capital raise, subject to certain other limitations. The Advisor shall receive options to purchase 0.75% of AMSE's common stock for each $500,000 of cash consideration received by AMSE. The options shall expire three (3) years from the date of each Financing and shall have an exercise price equal to 100% of the per share price paid by the investor(s). All equity earned by the Advisor shall be subject to dilution. AMSE agrees to provide reasonable piggyback, cashless exercise and non-dilutive provisions with regard to such options. The Advisor has agreed to provide Nelson A. Locke with an irrevocable seven (7) year proxy with respect to the voting rights associated with any shares owned by the Advisor.

         Finally, AMSE reimburses the Advisor for all reasonable travel, legal and all other out-of-pocket expenses incurred in performing its services subject to certain limitations.

         In 1998 such shareholder was paid fees of $60,000 and 66,667 shares of the Company's common stock for services in connection with the Company's acquisition of Dow. In 1999, ViStra was paid 16,000 shares of the Company's common stock for services in connection with the acquisition of Capital Funding. ViStra was paid 170,600 shares of common stock and warrants to purchase an additional 228,888 shares of the Company's common stock for services rendered in connection with the Company selling $2,500,000 of a Convertible Subordinated Debenture.

         The Company's President borrowed $22,500 from the Company in December 1998, which was repaid in January 1999 with interest at 5%.

Item 8. DESCRIPTION OF SECURITIES,

         COMMON STOCK

         In November, 1997 our Articles of Incorporation were amended to authorize the issuance of up to 25,000,000 shares of common stock, $.001 par value. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

         PREFERRED STOCK

          In March 1999 at the Company's Annual Shareholder Meeting, the shareholders voted to amend the Articles of Incorporation to authorize the issuance of up to 10,000,000 shares of Preferred Stock with rights, preferences and limitations to be determined by the Board of Directors. As of the date hereof, no shares of Preferred Stock have been issued.

                                    PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock has been trading on the over-the-counter market since February 20, 1998. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.


                                                      High bid     Low bid
                                                      --------     -------
February 20, 1998 through March 31, 1998                $5.75      $5.75
April 1, 1998 through June 30, 1998                      6.625      5.75
July 1, 1998 through September 30, 1998                  7.375      5.50
October 1, 1998 through December 31, 1998                7.50       6.375
January 1, 1999 through March 1, 1999                    5.75       7.00
April 1, 1999 through June 30, 1999                      7.625      6.6875

         There are no restrictions on the payment of dividends. In 1997, the Company paid S Corporation distributions of $46,567. It was an S corporation for tax purposes at that time. The S corporation status was terminated on November 2, 1997.

         As of July 15, 1999 there were approximately 515 holders of record of the Company's common stock.

Item 2. LEGAL PROCEEDINGS.

         In December of 1998 we advanced $250,000 to Home Care of America, Inc.
(HCAI), an acquisition target, pursuant to a promissory note. The purpose of the note was for HCAI to use as working capital. There is no affiliation between ourselves and HCAI.

         In April 1999 we sued HCAI and Robert G. Williams in the Circuit Court of the 11th Judicial Circuit, Miami-Dade County, Florida for repayment of the $250,000 loan.

         We have reached a tentative settlement agreement as of July 15, 1999 with the defendants in which we will be repaid the $250,000, as well as 50,000 shares of unregistered common stock in BizRocket.com, Inc. (HCAI changed its name to BizRocket.com, Inc. on June 7, 1999). Counsels are negotiating specific settlement agreements. No assurances can be given that this settlement agreement will ultimately be executed. In the event that the settlement agreement is not executed we intend to pursue with the litigation.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         On July 23, 1998, the Company changed its independent auditor. This change was by mutual consent due to the need for the Company's auditor to be familiar with the requirements of financial statements for corporations becoming reporting companies under the Securities Exchange Act of 1934. The change was approved by the Board of Directors. The former accountant's report on the Company's financial statements did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

         On July 23, 1998, the Company engaged Ahearn, Jasco + Company, P.A., as its independent auditor.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The following provides information concerning all sales of securities within the last three years which were not registered under the Securities Act of 1933.

         In November and December 1997, the Company issued 1,117,000 shares of common stock to its founders, directors, certain employees and advisors. Such shares were issued for $2,767, which was received in cash or services. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

         In December 1997, the Company sold 600,000 shares of common stock and 700,000 Common Stock Purchase Warrants to 41 independent investors for $100,000. Such offering was made pursuant to Rule 504 of Regulation D. Each Common Stock Purchase Warrant entitled to the holder to purchase one share of common stock for $1.00 per share. During 1998, 700,000 of the Warrants were exercised and the Company issued 700,000 shares of common stock pursuant to Rule 504 of Regulation D.


         In July 1998, the Company issued a total of 550,000 shares of common stock to Charles and Linda Kluck in connection with the acquisition of Dow and 66,667 to Vista Growth Partners, Inc. for services in connection with such acquisition. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

         The Company issued 74,400 shares to employees as restricted stock awards in 1998. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

         In 1998, the Company issued shares to investors pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.


       Date          Consideration         Shares         Purchaser                   Accredited/Sophisticated
       ----          -------------         ------         ---------                   ------------------------
       9/11/98        $  1,000                500         Carpenter, Michael                Sophisticated
       9/11/98           1,000 (a)            500         Shea, Elly                        Sophisticated
       9/11/98          20,000             10,000         Weinstein, Mitchell D.            Sophisticated
       9/11/98          20,000             10,000         Snyder, Scott A.                  Sophisticated
       9/14/98          20,000             10,000         Hoffberger, Robert                Sophisticated
       9/11/98          20,000             10,000         Aurelia Holdings Ltd.             Sophisticated
       9/11/98          15,000              7,500         Donahue, Edwin                    Sophisticated
       9/16/98          10,000              5,000         Antosek, Richard B.               Sophisticated
       9/16/98          15,000              7,500         Gittelman, Marc C.                Sophisticated
       9/18/98           5,000              2,500         Stott, Robert S.                  Sophisticated
       9/23/98          10,000              5,000         Bailey, Darryl L.                 Sophisticated
      10/12/98          10,000             10,000         Snyder, Scott A.                  Sophisticated
      10/12/98           7,500             17,500         Gittleman, Marc C.                Sophisticated
      10/12/98          10,000             10,000         Aurelia Holdings Ltd.             Sophisticated


      10/12/98           5,000             2,500         Antosek, Richard                  Sophisticated
      10/12/98          10,000            10,000         Weinstein, Mitchell D.            Sophisticated
      10/12/98          10,000            10,000         Hoffberger, Robert                Sophisticated
      10/28/98          10,000             5,000         Shelley, Michael J.               Sophisticated
      10/26/98           1,000 (a)           500         Shea, Elly                        Sophisticated
      12/11/98           3,000             1,500         Perez, Jorge                      Sophisticated
      12/11/98          15,000             7,500         Gibson, Paul D.                   Sophisticated
      12/11/98           5,000             2,500         Prado, Gary                       Sophisticated
      12/11/98           4,000             2,000         Allen, Robert W.                  Sophisticated
      12/11/98           1,576             1,300         Prado, Gary                       Sophisticated
      12/11/98           1,212             1,000         Prado, Gary                       Sophisticated
      12/11/98           1,212             1,000         Prado, Gary                       Sophisticated
                      --------           -------
                      $231,500           140,800
                      ========           =======

--------------------
(a) These shares were purchased for cash by Elly Shea an officer of the corporation.

         In 1999 the Company issued shares to investors pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

       Date          Consideration       Shares      Purchaser                     Accredited/Sophisticated
       ----          -------------       ------      ---------                     ------------------------
       1/4/99         $  4,000            2,000      Deery, Scott                       Sophisticated
      2/17/99              100              100      Charlesworth, Steven               Sophisticated
      2/17/99              100              100      Charlesworth, Joan                 Sophisticated
      2/17/99              100              100      Charlesworth, Carrie               Sophisticated
      2/17/99            1,000            1,000      Charlesworth, David E.             Sophisticated
      2/17/99            1,000            1,000      Hersha, Julia Jean                 Sophisticated
      2/17/99            1,000            1,000      Langston, Timothy                  Sophisticated
      2/17/99            1,000            1,000      Edgar, Derek                       Sophisticated
      2/17/99            4,000            4,000      Fleming, Carol                     Sophisticated
      2/17/99            4,000            4,000      Locke, Victor M.                   Sophisticated
      2/26/99           15,000           15,000      Snyder, Scott A.                   Sophisticated
      2/26/99           15,000           15,000      Aurelia Holdings Ltd.              Sophisticated
      2/23/99           10,000           10,000      Biondo, Jane M.                    Sophisticated
       3/1/99            1,500            1,500      Locke, Edwin                       Sophisticated
      2/25/99           40,000           40,000      Brickell Equity Group, Ltd.        Sophisticated
      2/25/99           60,000           60,000      Palmun Associates                  Sophisticated
                      --------          -------
                      $157,900          155,800
                      ========          =======


          In 1999 the Company issued the following shares to investors pursuant to 504 of Regulation D.


       Date          Consideration           Shares         Purchaser                 Accredited/Sophisticated
       ----          -------------           ------         ---------                 ------------------------
      1/26/99         $100,000               100,000        Fidra Holdings, Ltd.            Accredited
      1/26/99           34,000                34,000        Fidra Holdings, Ltd.            Accredited
      1/26/99           50,000                50,000        Fidra Holdings, Ltd.            Accredited
      1/26/99           50,000                50,000        Fidra Holdings, Ltd.            Accredited

      2/25/99           16,666          16,666       Weltman, Louis                         Sophisticated
      2/25/99           16,667          16,667       Brickell Equity Group, Inc.            Sophisticated
      2/25/99           16,667          16,667       Palmun Associates                      Sophisticated
                      --------         -------
                      $284,000         284,000
                      ========         =======

         On January 29, 1999 we issued 221,664 shares of our common stock as follows to the former shareholders and the investment banker of Capital Funding of South Florida, Inc. Such shares were issued without registration pursuant to section 4(2) of the Securities Act of 1933.

         George & Tracy Pollis                        105,228
         Paula Police                                 105,228
         First Fidelity Capital Markets, Inc.          11,088

         We also issued 16,000 shares to our investment banker Vistra Growth Partners, Inc. in connection with the acquisition.

         All of the securities listed in the charts above were issued pursuant to individual subscription agreements provided by each purchaser. Each purchaser is a sophisticated investor, as documented in their subscription agreement.
All of the individuals listed were given access to all documents, financial statements, stockholder records, minute books and all other records of the company in which they desired. These individuals also had the opportunity to meet with and ask questions of the officers of the Company.

         None of the securities discussed above were registered under the Securities Act of 1933, exemption being claimed in each case pursuant to Regulation D or Section 4(2) thereof. All shares which were not issued under Rule 504 exemption were issued with restrictive legend and stop transfer orders. No general advertising or solicitation was utilized in connection with any such sales. All investors were offered access to the Company's books and records and the opportunity to meet with officers of the Company.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director or a corporation, such person is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3).

         Such Act also provides that the corporation may indemnify an officer or director, advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(l)(2).

         A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 607.0850(9).

                                    PART F/S

         The following financial statements are included herein:

         America's Senior Financial Services, Inc. and Subsidiary

                      Independent Auditors' Report

                      Consolidated Balance Sheets as of
                      December 31, 1998 and 1997

                      Consolidated Statements of Operations,
                      years ended December 31, 1998 and 1997

                      Consolidated Statement of Changes in Stockholders' Equity, years ended December 31, 1998 and 1997

                      Consolidated Statements of Cash Flows, years ended December 31, 1998 and 1997

                      Notes to Financial Statements.

         Dow Guarantee Corp.

                      Independent Auditors' Report

                      Balance Sheets as of
                      December 31, 1998 and 1997

                      Statements of Operations, years ended
                      December 31, 1998 and 1997

                      Statement of Changes in Stockholders'
                      Equity, years ended December 31, 1998 and 1997

                      Statements of Cash Flows, years ended
                      December 31, 1998 and 1997

                      Notes to Financial Statements.

         Capital Funding of South Florida, Inc.

                      Independent Auditors' Report

                      Balance Sheet as of
                      December 31, 1998

                      Statement of Operations, year ended
                      December 31, 1998

                      Statement of Changes in Stockholders'
                      Equity, year ended December 31, 1998

                      Statement of Cash Flows, year ended
                      December 31, 1998

                      Notes to Financial Statements.

         Unaudited Financial Statements for the
           Quarter ended March 31, 1999


         Pro-Forma Financial Statements

                                    PART III

Item 1. EXHIBITS


  Exhibit No.               Page Number              Description
  ----------                ----------               -----------
    2(a)                                             Articles of Incorporation of the Registrant

    2(b)                                             Articles of Amendment to Articles of
                                                     Incorporation

    2(c)                                             By-Laws of the Registrant

    2(d)                                             Incentive Stock Option Plan

    2(e)                                             Non-Qualified Stock Option Plan

    6(a)                                             Employment Agreement as of January 2, 1998
                                                     between Registrant and Nelson A. Locke

    6(b)                                             Employment Agreement as of January 2, 1998
                                                     between Registrant and Cheryl D. Locke

    6(c)                                             Employment Agreement as of July 31, 1998 between
                                                     Registrant and Dow Guarantee Corp. and Charles M.
                                                     Kluck

    6(d)                                             Employment Agreement as of July 31, 1998 between
                                                     Registrant and Dow Guarantee Corp. and Linda C.
                                                     Kluck

    6(e)                                             Consulting Agreement as of August 25, 1998
                                                     between Registrant and Vistra Growth
                                                     Partners, Inc.

    6(f)                                             Agreement for purchase of Dow Guarantee Corp.






    6(g)                                             Agreement for purchase of Capital Funding
                                                     of South Florida, Inc.

   16*                                               Letter to the SEC from Smith, Ortitz, Gomez & Buzzi

   21                                                Subsidiaries

   27                                                Financial Data Schedule


-----------------------
* Filed herewith


                                  SIGNATURES

         In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 15th day of April, 1999.


                                       AMERICA'S SENIOR FINANCIAL
                                       SERVICES, INC.



                                       By: /s/ Nelson A. Locke
                                           ------------------------------------
                                           Nelson A. Locke
                                           President

                   AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                                 AND SUBSIDIARY






                       CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                   AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                                 AND SUBSIDIARY

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS

           Consolidated Balance Sheets                                       2

           Consolidated Statements of Operations                             3

           Consolidated Statement of Changes in Stockholders' Equity         4

           Consolidated Statements of Cash Flows                           5-6

NOTES TO FINANCIAL STATEMENTS                                             7-15

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of America's Senior Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of America's Senior Financial Services, Inc. and subsidiary (collectively, the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of America's Senior Financial Services, Inc. and subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                      /s/ Ahearn, Jasco + Company, P.A.
                                      ------------------------------------------
                                      AHEARN, JASCO + COMPANY, P.A.
                                      Certified Public Accountants

Pompano Beach, Florida
February 26, 1999, except for Note 10,
 for which the date is March 26, 1999

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997


                                                                                        1998                1997
                                                                                      ---------           ---------
                                             ASSETS
                                             ------
CURRENT ASSETS:
   Cash and cash equivalents                                                         $  195,728           $ 86,376
   Brokerage fees receivable                                                             49,853              5,495
   Employee advances                                                                     70,528                 --
   Due from shareholder                                                                  22,618                 --
   Prepaid expenses                                                                      46,699                 --
                                                                                     ----------           --------
            TOTAL CURRENT ASSETS                                                        385,426             91,871

PROPERTY AND EQUIPMENT, net                                                             254,783             61,418

GOODWILL, net                                                                         3,348,215                 --

OTHER ASSETS                                                                            319,940             27,770
                                                                                     ----------           --------
            TOTAL                                                                    $4,308,364           $181,059
                                                                                     ==========           ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
   Current portion of long-term debt                                                 $    5,798           $ 10,754
   Accounts payable                                                                     173,904             17,126
   Accrued compensation and related taxes                                                49,054             17,640
                                                                                     ----------           --------
            TOTAL CURRENT LIABILITIES                                                   228,756             45,520
                                                                                     ----------           --------
LONG-TERM DEBT, less current portion                                                     13,287             19,702
                                                                                     ----------           --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $0.001 par value; 25,000,000 shares
    authorized, shares issued and outstanding, 5,898,867
    in 1998 and 4,367,000 in 1997                                                         5,899              4,367
   Additional paid-in capital                                                         4,584,932            169,647
   Retained earnings (deficit)                                                         (457,443)           (58,177)
   Unearned compensation - restricted stock                                             (67,067)                --
                                                                                     ----------           --------
            TOTAL STOCKHOLDERS' EQUITY                                                4,066,321            115,837
                                                                                     ----------           --------
            TOTAL                                                                    $4,308,364           $181,059
                                                                                     ==========           ========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                         1998               1997
                                                                                      ----------         ----------
REVENUES                                                                              $1,797,632         $  541,546
                                                                                      ----------         ----------
EXPENSES:
   Payroll and related expenses                                                        1,335,488            307,690
   Administrative, processing, and occupancy                                             722,828            301,106
   Employee recruitment                                                                   50,333                 --
   Goodwill amortization                                                                  71,239                 --
                                                                                      ----------         ----------
            TOTAL EXPENSES                                                             2,179,888            608,796
                                                                                      ----------         ----------
            LOSS FROM OPERATIONS                                                        (382,256)           (67,250)
                                                                                      ----------         ----------

OTHER EXPENSES:
   Acquisition costs                                                                      14,969                 --
   Interest expense                                                                        2,041              4,906
                                                                                      ----------         ----------
            TOTAL OTHER EXPENSES                                                          17,010              4,906
                                                                                      ----------         ----------
            LOSS BEFORE INCOME TAXES                                                    (399,266)           (72,156)

PROVISION FOR INCOME TAXES                                                                    --                 --
                                                                                      ----------         ----------
            NET LOSS                                                                  $ (399,266)        $  (72,156)
                                                                                      ==========         ==========
EARNINGS (LOSS) PER SHARE:
   Basic                                                                              $   (0.082)        $   (0.025)
                                                                                      ==========         ==========
   Diluted                                                                            $   (0.082)        $   (0.025)
                                                                                      ==========         ==========
   Weighted average common shares outstanding                                          4,849,247          2,854,400
                                                                                      ==========         ==========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                COMMON        Common       Additional                    Retained         Total
                                                 STOCK       Stock, at      Paid-in       Restricted     Earnings     Stockholders'
                                              # OF SHARES    par value      Capital         Stock        (Deficit)        Equity
                                              -----------    ---------    -----------     ----------     ---------    -------------
STOCKHOLDERS' EQUITY, January 1, 1997          2,650,000      $2,650      $   15,620       $      --     $ 120,126      $  138,396

S corporation distributions                           --          --              --              --       (29,032)        (29,032)

Issuances of common stock                      1,117,000       1,117           1,650              --            --           2,767

Record distribution payable and other
 adjustments upon S corporation termination           --          --          59,580              --       (77,115)        (17,535)

Private placement offering                       600,000         600          92,797              --            --          93,397

Net loss for the year ended
 December 31, 1997                                    --          --              --              --       (72,156)        (72,156)
                                               ---------      ------      ----------     -----------     ---------      ----------

STOCKHOLDERS' EQUITY, December 31, 1997        4,367,000       4,367         169,647              --       (58,177)        115,837

Stock issued pursuant to the Dow acquisition     616,667         617       3,436,883              --            --       3,437,500

Restricted stock issued to employees              74,400          74          74,326         (74,400)           --              --

Recognition of restricted stock earned                --          --              --           7,333            --           7,333

Issuances of common stock for cash, net
 of expenses                                     840,800         841         904,076              --            --         904,917

Net loss for the year ended
  December 31, 1998                                   --          --              --              --      (399,266)       (399,266)
                                               ---------      ------      ----------       ---------     ---------      ----------

STOCKHOLDERS' EQUITY, December 31, 1998        5,898,867      $5,899      $4,584,932       $ (67,067)    $(457,443)     $4,066,321
                                               =========      ======      ==========       =========     =========      ==========





                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                        1998                1997
                                                                                      ---------           --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                           $(399,266)          $(72,156)
   Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                                     106,195             21,259
      Recognition of restricted stock earned                                              7,333                 --
      Changes in certain assets and liabilities, net of amounts
       from an acquisition:
         Brokerage fee receivable                                                         6,429             74,343
         Employee advances                                                               28,544                 --
         Prepaid expenses and other                                                     (46,464)            12,538
         Accounts payable, accrued compensation and related taxes                        14,046             10,806
                                                                                      ---------           --------
            NET CASH PROVIDED BY (USED IN)
             OPERATING ACTIVITIES                                                      (283,183)            46,790
                                                                                      ---------           --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                                  (205,302)           (18,538)
   Acquisition expenditures, net of cash acquired                                      (294,395)                --
   Changes in other assets                                                               21,304                 --
                                                                                      ---------           --------

            NET CASH USED IN INVESTING ACTIVITIES                                      (478,393)           (18,538)
                                                                                      ---------           --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                                          904,917             96,164
   Change in long-term debt                                                             (11,371)           (12,130)
   S corporation distributions                                                               --            (46,567)
   Loan to shareholder                                                                  (22,618)                --
                                                                                      ---------           --------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                                   870,928             37,467
                                                                                      ---------           --------
            NET INCREASE IN CASH AND CASH EQUIVALENTS                                   109,352             65,719

CASH AND CASH EQUIVALENTS, Beginning of year                                             86,376             20,657
                                                                                      ---------           --------
CASH AND CASH EQUIVALENTS, End of year                                                $ 195,728           $ 86,376
                                                                                      =========           ========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


            (continued)



                                                                                        1998                1997
                                                                                      ---------           --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                            $  18,135           $  4,906
                                                                                      =========           ========
   Income taxes paid in cash during the period                                        $      --           $     --
                                                                                      =========           ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
   On July 31, 1998, the Company recorded net tangible assets of $189,157 and goodwill of $3,419,454 in connection with the Dow acquisition (see Note 9).  During 1998, the Company issued restricted stock to employees valued at $74,400.





                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               America's Senior Financial Services, Inc. ("AMSE") was incorporated on February 26, 1990 and does business as Value Financial - Senior Funding. On July 31, 1998, AMSE acquired Dow Guarantee Corp. ("Dow"). AMSE and its subsidiary Dow (collectively referred to as "the Company"), are licensed mortgage lenders in the State of Florida. The Company is engaged in originating, processing, and concurrently funding mortgage loan applications. In addition to providing traditional (or forward) mortgage loan services, the Company also arranges reverse mortgages specifically developed to serve the special needs of the senior citizen community, and has generated a substantial portion of the reverse mortgages originated in Florida. The Company sells its closed loans to investors for resale into the secondary market. All significant intercompany balances and transactions are eliminated in consolidation.

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry; therefore, it is highly dependent on the status of the economy and interest rates.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives for most assets range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      INTANGIBLE ASSETS

               The excess of investment cost over the fair value of net assets acquired (goodwill) is being amortized over a period of 20 years. The goodwill arose from the Dow acquisition. Amortization of goodwill in the amount of $71,239 was charged to operations in 1998.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $155,132 and $46,586 for the years ended December 31, 1998 and 1997, respectively.

      INCOME TAXES

               Through November 2, 1997, AMSE, with the consent of its shareholders, had elected under provisions of the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of taxable income. Therefore, no provision or liability for income is included in the accompanying financial statements for results of operations through November 2, 1997. Effective that date, this election was terminated when AMSE issued common stock to a corporation. This S corporation status termination results in AMSE directly paying taxes on its earnings.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      INCOME TAXES (continued)

               Effective November 3, 1997, the Company accounts for its income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      NET LOSS PER COMMON SHARE

               The Company has adopted SFAS No. 128, "Earnings Per Share." SFAS 128 requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The effect of common shares issuable under the terms of the Company's preferred stock outstanding are excluded from the calculation of diluted EPS since the effect is antidilutive. The adoption of SFAS 128 did not have an impact on the Company's reported results.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments. The fair values of the Company's debt obligations, as disclosed in Note 3, are the same as the recorded amounts because rates and terms approximate current market conditions.

      RECLASSIFICATIONS

               Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

      NEW ACCOUNTING PRONOUNCEMENTS

               In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 and 131 are effective for fiscal years beginning after December 15, 1997. The Company adopted these standards in 1998, and such adoption did not have any impact on the Company's results of operations or financial position, as the new standards are limited to the form and content of disclosures.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998 and 1997:

                                                        1998             1997
                                                     ------------     ---------

      Office equipment                               $   31,080        $ 47,930
      Furniture and fixtures                            176,674          18,525
      Leasehold improvements                             87,022              --
      Vehicles                                           42,586          42,586
                                                     ----------        --------
                Total cost                              337,362         109,041
      Less:  Accumulated depreciation                   (82,579)        (47,623)
                                                     ----------        --------
                Property and equipment, net          $  254,783        $ 61,418
                                                     ==========        ========

               Depreciation expense for the years ended December 31, 1998 and 1997 was $34,956 and $21,259, respectively.


NOTE 3 - LONG-TERM DEBT AND CREDIT AGREEMENTS

      INSTALLMENT NOTES

               Long-term debt consists of installment notes for the Company's vehicles. The terms of the notes and the balances owed as of December 31, 1998 and 1997 are as follows:


                                                                                          1998          1997
                                                                                       -----------   -----------

Payable in monthly installments of $549, including interest at the rate of
4.9% per annum, through January 2002, secured by a vehicle.                            $ 19,085      $ 24,351

Other, repaid in 1998.                                                                       --         6,105
                                                                                       --------      --------

Total long-term debt                                                                     19,085        30,456
Less:  Current portion                                                                   (5,798)      (10,754)
                                                                                       --------      --------

          Long-term debt, net of current portion                                       $ 13,287      $ 19,702
                                                                                       ========      ========

               Future maturities of long-term debt are approximately $5,800 in 1999, $6,300 in 2000, $6,500 in 2001, and $500 in 2002.

      CREDIT AGREEMENTS

               The Company has two credit lines with a financial institution. The credit lines are guaranteed by a director/shareholder. The total amount available under the agreements is $50,000. As of December 31, 1998, no amounts were outstanding.

               The Company has an agreement with a financial institution to provide a $1,000,000 mortgage warehousing facility which assists the Company in originating and closing mortgages. The Company is liable under the agreement only if there is a default during a mortgage closing process. There were no amounts owed under this agreement as of December 31, 1998. Interest paid during 1998 for borrowings under this agreement totaled $16,094 and is included in operating expenses.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 4 - INCOME TAXES

               As discussed in Note 1, AMSE was taxed as an S corporation from inception through November 2, 1997. Effective that date, the S corporation status was terminated, and therefore, AMSE must directly pay taxes on its earnings. As a result of the termination, a final S corporation distribution of $17,535 was accrued, $59,580 of undistributed S corporation earnings were reclassified to additional paid-in capital, and deferred income tax assets of $240 (net of an allowance of the same amount) were established for the tax bases of assets and liabilities that are different than those recognized for financial reporting purposes.

               A summary of income taxes for the year ended December 31, 1998 and for the period from November 3, 1997 through December 31, 1997 is as follows:


                                                                      1998              1997
                                                                   ------------      -----------
      Currently payable:
         Federal                                                   $       --         $     --
         State                                                             --               --
      Deferred tax benefit                                           (112,220)          (2,200)
                                                                   ----------         --------
                Income tax benefit for the applicable period         (112,220)          (2,200)
      Deferred tax asset established November 2, 1997                      --             (240)
                                                                   ----------         --------
                Income tax benefit, prior to allowance               (112,220)          (2,440)
      Valuation allowance                                             112,220            2,440
                                                                   ----------         --------
                 Net income tax provision                          $       --         $     --
                                                                   ==========         ========


               Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to net deferred income tax assets at December 31, 1998 and 1997 relate to the following:


                                                                      1998               1997
                                                                    ----------         --------

      Allowance accounts                                            $      --         $  2,240
      Net operating loss carryforward                                 111,040              200
      Restricted stock awards                                           3,620               --
      Valuation allowance                                            (114,660)          (2,440)
                                                                    ---------          -------
                 Net deferred income tax liability                  $      --          $    --
                                                                    =========          =======


               There are no significant deferred tax liabilities. The Company has used a combined estimated federal and state tax rate of approximately 35% for all deferred tax computations. The tax benefit prior to the allowance differs from the Federal statutory rate of 34% because of non-deductible expenses (including the goodwill amortization), the surtax exemptions and rate brackets, and the effect of state income taxes.

               The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 4 - INCOME TAXES (continued)

               The Company has available tax net operating loss carryovers ("NOLs") as of December 31, 1998 of approximately $339,200. The NOLs expire beginning in 2012. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership; however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be limited.

NOTE 5 - RELATED PARTY TRANSACTIONS

               A shareholder of AMSE provides investment banking services to the Company. In connection with these investment banking activities, this shareholder received fees consisting of cash of $60,000 and 66,667 shares of restricted AMSE stock [which were issued pursuant to the Dow acquisition (see Note 9)].

               At December 31, 1998, the Company's president and majority shareholder owed the Company $22,500 (plus accrued interest of $118) under notes bearing interest at 5%. These notes were repaid on January 28, 1999.

NOTE 6 - STOCKHOLDERS' EQUITY

      COMMON STOCK

               The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

      PREFERRED STOCK

               Subsequent to December 31, 1998, the Company amended its Articles of Incorporation to authorize preferred stock (see Note 10).

      RECAPITALIZATION AND SHARE OFFERINGS

               In November 1997, the Board of Directors voted to amend the Company's articles of incorporation to change the number of authorized shares to 25,000,000 with a par value of $0.001. The outstanding shares of common stock at that date were converted into 2,650,000 shares of the new $0.001 par value stock. The shares of the Company have been restated to January 1, 1997, as well as other share and per share amounts, as if a stock split had occurred.

               During November and December 1997, 1,117,000 shares of common stock were issued to various accredited investors and employees. In December 1997, 600,000 shares were issued to new investors through a Regulation D, Rule 504 private placement offering, as well as 700,000 common stock purchase warrants. In 1998, certain accredited investors purchased 140,800 shares for $231,500 in cash (before expenses) and 66,667 shares were issued to the Company's investment banker pursuant to the Dow acquisition, in which 550,000 shares were issued to the sellers.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 6 - STOCKHOLDERS' EQUITY (continued)

      RECAPITALIZATION AND SHARE OFFERINGS (continued)

               Each of the 700,000 stock purchase warrants issued pursuant to the private placement offering entitled the registered holder to purchase one share of the Company's common stock for $1. The warrants were exchanged in 1998 with proceeds to the Company, before expenses, of $700,000.

               The Company had also issued 133,333 stock purchase warrants to certain accredited investors. Each of these warrants entitled the holder to purchase one share of common stock for $1 per share. The warrants expired February 19, 1999.

      CONTINGENT STOCK ISSUANCES

               In conjunction with the acquisition of Dow in July 1998 (see
      Note 9), the Company agreed to an aggregate value guarantee for the 550,000 shares of the Company's common stock issued in that transaction. If, at such time as a registration statement has been declared effective by the U.S. Securities and Exchange Commission (the initial measurement date) and the value of the shares at that date is not at least $2,750,000, then the Company shall issue additional shares of its common stock so that the total shares received by the former Dow shareholders multiplied by the then fair market value (as defined) equals $2,750,000. There is also an additional measurement date if an underwriter of a public offering of the Company's stock imposes a lock-up on the stock issued to the former Dow shareholders; this date is one year after the expiration of the lock-up period, and the adjustment formula is similar to the initial formula. As of February 26, 1999, no shares would be due to the former Dow shareholders if this date were the initial measurement date.

      RESTRICTED STOCK AWARDS

               During 1998, a total of 74,400 restricted shares of the Company's common stock were granted to certain employees. The market value of shares awarded was $74,400. This amount was recorded as unearned compensation - restricted stock and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the three-year vesting period and, net of forfeitures, amounted to $7,333 in 1998.

      NASD OTC BULLETIN BOARD TRADING

               The Company's common stock began public trading on the over-the-counter market in April 1998 under the symbol AMSE.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASES

               The Company leases office space in various locations as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $144,377 in 1999, $137,417 in 2000, $118,062 in 2001, and $12,956 in years 2002 and 2003. Rent expense for the years ended December 31, 1998 and 1997 totaled $60,841 and $40,906, respectively.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which are initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 8 - NET INCOME (LOSS) PER COMMON SHARE

               For the year ended December 31, 1998 and 1997, basic and diluted weighted average common shares include only common shares outstanding. The inclusion of common share equivalents would be anti-dilutive and, as such, they are not included.

               A reconciliation of the number of common shares shown as outstanding in the consolidated financial statements with the number of shares used in the computation of weighted average common shares outstanding is shown below:


                                                                              1998              1997
                                                                          -------------     --------------
      Common shares outstanding at December 31st                           5,898,867          4,367,000
      Effect of weighting                                                 (1,049,620)        (1,512,600)
                                                                          ----------         ----------

                Weighted average common shares outstanding                 4,849,247          2,854,400
                                                                          ==========         ==========

               The number of shares have been restated to reflect the number of shares issued upon the 1997 amendment of the articles of incorporation, as if a stock split had occurred (see Note 6).

NOTE 9 - ACQUISITION ACTIVITIES

      DOW GUARANTEE CORP.

               The acquisition of Dow was completed on July 31, 1998 and was accounted for as a purchase. Identified tangible assets and liabilities were recorded at their estimated fair market values and the excess of the total cost over the net fair values of identified assets and liabilities was recorded as goodwill. The purchase price for these assets totaled $3,782,757, with 550,000 shares of common stock of the Company being issued to the sellers (valued at $3,437,500), costs of $171,111 (including 66,667 shares issued to the Company's investment banker), and assumed liabilities of $174,146. The cost of the acquisition was allocated to tangible assets and goodwill totaling $363,303 and $3,419,454, respectively.

      CAPITAL FUNDING OF SOUTH FLORIDA, INC.

               On January 29, 1999, the Company completed an acquisition of Capital Funding of South Florida, Inc. ("CFSF"). This acquisition will be accounted for as a purchase. Identified tangible assets and liabilities will be recorded at their estimated fair market values and the excess of the total cost over the net fair values of identified assets and liabilities will be recorded as goodwill. The financial statements of the Company will include the operating results of the acquired entity from the date of its acquisition.

               Based on preliminary information, the purchase price for these assets was estimated at $2,172,000, with 221,664 shares of common stock of the Company being issued to the sellers (valued at $1,552,000), cash to the sellers of $300,000, costs of $165,000, and assumed liabilities of approximately $155,000. The cost of the acquisition is anticipated to be allocated to the assets as follows:

      Depreciable tangible property and equipment           $   80,000
      Receivables and other current assets, net                 75,000
      Other assets                                              90,000
      Goodwill                                               1,927,000
                                                            ----------
                Total                                       $2,172,000
                                                            ==========

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 9 - ACQUISITION ACTIVITIES (continued)

      CAPITAL FUNDING OF SOUTH FLORIDA, INC. (continued)

               The acquisition agreement with CFSF contains an aggregate value guarantee whereby the former shareholders of CFSF may be entitled to additional shares of the Company's common stock. If the value of the shares issued in the transaction are not at least $6.42 per share at the first anniversary of the transaction, the Company must issue additional shares so that the total shares received multiplied by the then market value (as defined) equals this guaranteed amount.

      OTHER ACTIVITIES

               In December 1998, the Company advanced $250,000 to a potential acquisition target pursuant to a promissory note. The note is secured by 263,445 unrestricted and 2,148,500 restricted shares of the target's stock, which have an aggregate value of approximately $580,000. The note is non-interest bearing and presently has no due date. The Company also advanced $10,000 to the target pursuant to a letter of intent to negotiate an acquisition. These amounts are recorded as other assets on the accompanying balance sheet at December 31, 1998.

      PRO-FORMAS

               The following pro forma summary presents the results of operations as if the Dow and CFSF acquisitions had occurred at January 1, 1998, after giving effect to certain adjustments, including amortization of goodwill. These pro forma results have been prepared for illustrative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates, or results of which may occur in the future.


                                               1998 Consolidated              1998 Consolidated
                                             Pro forma (12 months)          Pro forma (12 months)
                                                 AMSE and Dow                 AMSE, Dow and CFSF
                                             ---------------------          ---------------------
                                                  (Unaudited)                    (Unaudited)

      Revenues                                    $3,287,900                     $4,720,500
      Expenses                                     3,757,700                      5,170,000
                                                 -----------                     ----------
                Loss from operations                (469,800)                      (449,500)
      Interest expense                                 2,000                          6,700
                                                 -----------                     ----------

                Net loss                         $  (471,800)                    $ (442,800)
                                                 ===========                     ==========


NOTE 10 - SUBSEQUENT EVENTS

      PREFERRED STOCK

               Effective March 23, 1999, the Company amended its Articles of Incorporation to add the following provision: "THE CORPORATION IS ALSO AUTHORIZED TO ISSUE TEN MILLION (10,000,000) SHARES OF PREFERRED STOCK HAVING A PAR VALUE OF $.001 PER SHARE (THE `PREFERRED STOCK'). SHARES OF PREFERRED STOCK MAY BE ISSUED FROM TIME TO TIME IN ONE OR MORE SERIES. THE BOARD OF DIRECTORS IS AUTHORIZED TO FIX THE NUMBER OF SHARES IN EACH SERIES, THE DESIGNATION THEREOF AND THE RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF EACH SERIES, AND SPECIFICALLY, THE BOARD OF DIRECTORS IS AUTHORIZED TO FIX WITH RESPECT TO EACH SERIES (a) THE DIVIDEND RATE; (b) REDEEMABLE FEATURES, IF ANY; (c) RIGHTS UPON LIQUIDATION; (d) WHETHER OR NOT THE SHARES OF SUCH SERIES SHALL BE SUBJECT TO A PURCHASE, RETIREMENT OR SINKING FUND PROVISION; (e) WHETHER OR NOT THE SHARES OF SUCH SERIES SHALL BE CONVERTIBLE INTO OR EXCHANGEABLE FOR SHARES OF ANY OTHER CLASS AND, IF SO, THE RATE OF CONVERSION OR EXCHANGE; (f) RESTRICTIONS, IF ANY, UPON THE PAYMENT OF DIVIDENDS ON COMMON STOCK; (g) RESTRICTIONS, IF ANY, UPON THE CREATION OF INDEBTEDNESS; (h) VOTING POWERS, IF ANY, OF THE SHARES OF EACH SERIES; AND (i) SUCH OTHER RIGHTS, PREFERENCES AND LIMITATIONS AS SHALL NOT BE INCONSISTENT WITH THE LAWS OF THE STATE OF FLORIDA."

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 10 - SUBSEQUENT EVENTS (continued)

      PREFERRED STOCK (continued)

               As of March 26, 1999, no preferred stock has been issued.

      STOCK OPTION PLAN

               On March 15, 1999, the shareholders of the Company approved the adoption of a stock option plan. The plan calls for a maximum of 2,000,000 incentive stock options and 500,000 non-qualified stock options to be issued, at the discretion of the Board of Directors, over the next ten years. Terms of the options, when issued, are as follows: (a) for non-qualified options, the term of the option may not exceed ten years, the options may be granted to any eligible person with the remaining terms to be determined by the designated Board Committee; and (b) for incentive options, the term of the option may not exceed ten years, the exercise price may not be less than the fair market value of the optioned share on the date of grant, the option may contain vesting provisions, and the option may contain other terms to be determined by the designated Board Committee. As of March 26, 1999, no options have been issued.

               The Company will account for these options following the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes optional alternative accounting methods for stock-based compensation as well as certain required disclosures. The Company has elected to account for stock-based employee compensation under previously existing accounting guidance. As such, SFAS No. 123 for employee compensation will be adopted for disclosure purposes only and will not impact the Company's financial position, annual operating results, or cash flows. For transactions with other than employees in which services were received in exchange for stock or options, the transactions will be recorded on the basis of the fair value of the services received, or the fair value of the equity instrument issued, whichever can be more reliably measured.

      SEC REGISTRATION STATEMENT

               In April 1999, the Company expects to file a Form 10-SB registration statement with the U.S. Securities & Exchange Commission for purposes of registering its common stock under the Securities Exchange Act of 1934.

NOTE 11 - PRO FORMA INCOME TAXES AND EARNINGS (UNAUDITED)

               As discussed in Note 1, having elected status as an S corporation, the shareholders of AMSE paid the federal income tax on AMSE's earnings through November 2, 1997. Additionally, AMSE was exempt from Florida income tax on its earnings during that period since Florida does not separately tax S corporations. As a result, no income tax expense was provided in the historical financial statements for taxable income through November 2, 1997.

               Below is a pro forma schedule estimating the amount of income tax benefit, and the resulting loss after taxes for the period ended December 31, 1997, as if AMSE had not made the election to be taxed as an S corporation.

      Loss before income taxes - historical                            $(72,156)
      Pro forma benefit for federal and state taxes                      25,250
      Valuation allowance for deferred tax asset                        (25,250)
                                                                       --------
                 Net income (loss), after pro forma tax provision      $(72,156)
                                                                       ========

                              DOW GUARANTEE CORP.







                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                              DOW GUARANTEE CORP.




                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
         INDEPENDENT AUDITORS' REPORT                                       1

         FINANCIAL STATEMENTS

                    Balance Sheets                                          2

                    Statements of Operations                                3

                    Statement of Changes in Stockholders' Equity            4

                    Statements of Cash Flows                                5

         NOTES TO FINANCIAL STATEMENTS                                    6-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Dow Guarantee Corp.

We have audited the accompanying balance sheets of Dow Guarantee Corp. (the "Company"), as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dow Guarantee Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, on July 31, 1998, all of the outstanding shares of the Company were acquired by America's Senior Financial Services, Inc.



                                     /s/ Ahearn, Jasco + Company, P.A.
                                     ------------------------------------------
                                     AHEARN, JASCO + COMPANY, P.A.
                                     Certified Public Accountants

Pompano Beach, Florida
February 26, 1999

                              DOW GUARANTEE CORP.
                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997



                                                                  1998                 1997
                                                               ----------            --------
                                          ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                   $   90,808            $185,767
   Brokerage fees receivable                                       27,929              54,478
   Employee advances                                               60,778              33,120
   Prepaid expenses and taxes                                      18,268               1,890
                                                               ----------            --------
            TOTAL CURRENT ASSETS                                  197,783             275,255

PROPERTY AND EQUIPMENT, net                                       116,602              39,113

GOODWILL, net                                                   3,348,215                  --

DUE FROM PARENT                                                    24,080                  --

OTHER ASSETS                                                       10,784               9,965
                                                               ----------            --------

            TOTAL                                              $3,697,464            $324,333
                                                               ==========            ========


                               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                             $ 106,259           $ 126,974
   Accrued compensation and related taxes                          40,724              29,963
                                                               ----------            --------

            TOTAL CURRENT LIABILITIES                             146,983             156,937
                                                               ----------            --------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, no par value; 1,000,000 shares
    authorized, 1,000,000 shares issued and outstanding            90,462              90,462
   Additional paid-in capital                                   3,593,149                  --
   Retained earnings (deficit)                                   (133,130)             76,934
                                                               ----------            --------
            TOTAL STOCKHOLDERS' EQUITY                          3,550,481             167,396
                                                               ----------            --------

            TOTAL                                              $3,697,464            $324,333
                                                               ==========            ========


                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                            1998                 1997
                                                          ----------          ---------
REVENUES                                                  $2,454,062          $2,599,574
                                                          ----------          ----------
EXPENSES:
   Payroll and related expenses                            1,560,504           1,742,832
   Administrative, processing, and occupancy                 933,689             854,831
   Goodwill amortization                                      71,239                  --
                                                          ----------          ----------
            TOTAL EXPENSES                                 2,565,432           2,597,663
                                                          ----------          ----------

            INCOME (LOSS) BEFORE INCOME TAXES               (111,370)              1,911

PROVISION FOR INCOME TAXES                                        --                 820
                                                          ----------          ----------

            NET INCOME (LOSS)                             $ (111,370)         $    1,091
                                                          ==========          ==========



                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                 Common                          Additional          Retained            Total
                                                 Stock            Common           Paid-in          Earnings        Stockholders'
                                              # of Shares          Stock           Capital          (Deficit)           Equity
                                             --------------    -------------    --------------    -------------    ----------------
STOCKHOLDERS' EQUITY,
 January 1, 1997                                 1,000,000         $ 90,462       $       --       $  75,843          $  166,305

Net income for the year ended
 December 31, 1997                                      --               --               --           1,091               1,091
                                                 ---------         --------       ----------       ---------          ----------

STOCKHOLDERS' EQUITY,
 December 31, 1997                               1,000,000           90,462               --          76,934             167,396

Recapitalization based on a
 July 31, 1998 acquisition of the
 shares of the Company (Note 1)
                                                        --               --        3,518,149         (98,694)          3,419,455

Capital contributed by parent
                                                        --               --           75,000              --              75,000

Net loss for the year ended
 December 31, 1998
                                                        --               --               --        (111,370)           (111,370)
                                                 ---------         --------       ----------       ---------          ----------
STOCKHOLDERS' EQUITY,
 December 31, 1998                               1,000,000         $ 90,462       $3,593,149       $(133,130)         $3,550,481
                                                 =========         ========       ==========       =========          ==========






                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                     1998                  1997
                                                                                   ----------            ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                               $ (111,370)           $   1,091
   Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                                    97,648               25,483
      Changes in certain assets and liabilities:
         Brokerage fees receivable                                                     26,549               (4,225)
         Employee advances                                                            (27,658)              67,747
         Prepaid expenses and taxes                                                   (16,378)              (1,407)
         Accounts payable, accrued compensation and other                              (9,954)              19,270
                                                                                   ----------            ---------

            NET CASH PROVIDED BY (USED IN)
             OPERATING ACTIVITIES                                                     (41,163)             107,959
                                                                                   ----------            ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in other assets and due from parent                                       (24,899)                  --
   Acquisition of property and equipment                                             (103,897)              (9,294)
                                                                                   ----------            ---------

            NET CASH USED IN INVESTING ACTIVITIES                                    (128,796)              (9,294)
                                                                                   ----------            ---------
CASH FLOWS FROM FINANCING ACTIVITY - Capital
 contribution by parent                                                                75,000                   --
                                                                                   ----------            ---------
            NET INCREASE (DECREASE) IN CASH
             AND CASH EQUIVALENTS                                                     (94,959)              98,665

CASH AND CASH EQUIVALENTS, Beginning of year                                          185,767               87,102
                                                                                   ----------            ---------

CASH AND CASH EQUIVALENTS, End of year                                             $   90,808            $ 185,767
                                                                                   ==========            =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                         $   16,094            $      --
                                                                                   ==========            =========
   Income taxes paid in cash during the period                                     $   10,000            $   3,294
                                                                                   ==========            =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
          On July 31, 1998, the Company recorded goodwill and additional paid-in capital and adjusted its assets and liabilities to fair value in connection with a purchase of the Company's stock.




                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               Dow Guarantee Corp. (the "Company") was incorporated on March 20, 1985. The Company is a licensed mortgage lender in the State of Florida and is engaged in originating, processing, and funding mortgage loan applications.

               On July 31, 1998, the shareholders of the Company exchanged all of the issued and outstanding common stock of the Company to America's Senior Financial Services, Inc. ("AMSE") for 550,000 shares of AMSE common stock in a tax-free transaction. As a result, the Company became a wholly-owned subsidiary of AMSE on that date. In accordance with applicable accounting principles, this transaction has been recorded as a purchase of the Company by AMSE for financial reporting purposes. Management of AMSE has placed a value of $3,437,500 on the common stock of AMSE issued to the shareholders of the Company. This value was determined at a discount from the common stock's trading level during the time the transaction was completed, as the shares are restricted as to transfer. According to "push down" accounting rules, this transaction, including costs incurred, is recorded on the books of the Company. As a result, the recorded values of the assets and liabilities of the Company were adjusted to their fair values at that date and goodwill was recorded for the excess of the purchase price over the net fair value.

      USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

      INTANGIBLE ASSETS

               The excess of investment cost over the fair value of net assets acquired (goodwill) is being amortized over a period of 20 years. Amortization of goodwill in the amount of $71,239 was charged to operations in 1998.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $30,717 and $31,002 for the years ended December 31, 1998 and 1997, respectively.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      INCOME TAXES

               The Company accounts for its income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company anticipates filing a consolidated return with AMSE. The tax provision shown on the accompanying statement of operations was calculated as if the Company filed a separate income tax return.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

      STATEMENT OF COMPREHENSIVE INCOME

               A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

      RECLASSIFICATIONS

               Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.



NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998 and 1997:

                                                       1998             1997
                                                    ----------       ---------

      Office equipment                              $   77,906       $ 122,116
      Furniture and fixtures                            15,445          57,271
      Leasehold improvements                            31,080           5,991
                                                    ----------       ---------
                Total cost                             124,431         185,378
      Less:  Accumulated depreciation                   (7,829)       (146,265)
                                                    ----------       ---------

                Property and equipment, net         $  116,602       $  39,113
                                                    ==========       =========

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2 - PROPERTY AND EQUIPMENT (continued)

               Depreciation expense for the years ended December 31, 1998 and 1997 was $26,409 and $25,483, respectively. At July 31, 1998, the historical cost of all property and equipment was adjusted to fair value in connection with an acquisition (see Note 1).

NOTE 3 - CREDIT AGREEMENTS

      LINES OF CREDIT

               In October 1996, the Company established two credit lines with a financial institution. The credit lines are guaranteed by an officer and former shareholder. The total amount available under the agreements is $50,000. As of December 31, 1998 and 1997, no amounts were used from the credit facilities.

      MORTGAGE WAREHOUSING AGREEMENT

               In May 1997, the Company entered into an agreement with a financial institution to provide a $1,000,000 mortgage warehousing facility that assists the Company in originating and closing mortgages. The Company is liable under the agreement only if there is a default during a mortgage closing process. There were no amounts owed under this agreement as of December 31, 1998 or 1997. Interest paid during 1998 for borrowings under this agreement totaled $16,094.

NOTE 4 - INCOME TAXES

               A summary of income taxes for the years ended December 31, 1998 and 1997 is as follows:

                                                            1998          1997
                                                         --------       --------
      Currently payable:
         Federal                                         $     --          $ 800
         State                                                 --             20
      Deferred benefit from net operating loss            (14,050)            --
      Valuation allowance                                  14,050             --
                                                         --------          -----
                Total income tax provision               $     --          $ 820
                                                         ========          =====

               The tax provision differs from the Federal statutory rate of 34% because of non-deductible expenses (including the goodwill amortization), the surtax exemptions and rate brackets, and the effect of state income taxes. There are no significant deferred tax assets or liabilities other than from the net operating loss.

               The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

               The Company has available tax net operating loss carryovers as of December 31, 1998 of approximately $84,400.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 5 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASE

               The Company leases office space in various locations, as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $94,956 in years 1999 and 2000, $93,293 in 2001, and $12,956 in years 2002 and 2003.
      Rent expense for the years ended December 31, 1998 and 1997 totaled $86,725, and $92,633, respectively.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.







                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.



                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
         INDEPENDENT AUDITORS' REPORT                                      1

         FINANCIAL STATEMENTS

                    Balance Sheet                                          2

                    Statement of Operations                                3

                    Statement of Changes in Stockholders' Equity           4

                    Statement of Cash Flows                                5

         NOTES TO FINANCIAL STATEMENTS                                   6-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Capital Funding of South Florida, Inc.

We have audited the accompanying balance sheet of Capital Funding of South Florida, Inc. (the "Company"), as of December 31, 1998, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Funding of South Florida, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, on January 29, 1999, all of the outstanding shares of the Company were acquired by America's Senior Financial Services, Inc.



                                     /s/ Ahearn, Jasco + Company, P.A.
                                     ------------------------------------------
                                     AHEARN, JASCO + COMPANY, P.A.
                                     Certified Public Accountants

Pompano Beach, Florida
April 9, 1999

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                                 BALANCE SHEET
                               DECEMBER 31, 1998



                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                  $  23,543
   Brokerage fees receivable                                     45,828
   Interest receivable from shareholders                          6,000
                                                              ---------

            TOTAL CURRENT ASSETS                                 75,371

PROPERTY AND EQUIPMENT, net                                      79,983

NOTES RECEIVABLE FROM SHAREHOLDERS                              100,000

OTHER ASSETS                                                     67,739
                                                              ---------
            TOTAL                                             $ 323,093
                                                              =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable - lines of credit                            $ 110,455
   Accounts payable                                              25,909
   Accrued compensation                                          17,873
   Other accrued liabilities                                     35,000
                                                              ---------

            TOTAL CURRENT LIABILITIES                           189,237
                                                              ---------


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $1 par value; 10,000 shares
    authorized, 2,000 shares issued and outstanding               2,000
   Additional paid-in capital                                    59,369
   Retained earnings                                             72,487
                                                              ---------

            TOTAL STOCKHOLDERS' EQUITY                          133,856
                                                              ---------

            TOTAL                                             $ 323,093
                                                              =========





                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



REVENUES                                                            $1,419,184
                                                                    ----------
EXPENSES:
   Compensation                                                        826,415
   Administrative, processing, and occupancy                           476,956
                                                                    ----------
            TOTAL EXPENSES                                           1,303,371
                                                                    ----------
            INCOME FROM OPERATIONS                                     115,813

INTEREST INCOME                                                          7,735

INTEREST EXPENSE                                                        (4,742)
                                                                    ----------
            NET INCOME                                              $  118,806
                                                                    ==========





                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998





                                         COMMON                         Additional                               Total
                                         STOCK            Common           Paid-in           Retained        Stockholders'
                                      # OF SHARES          Stock           Capital           Earnings            Equity
                                     --------------    -------------    --------------    --------------    ----------------
STOCKHOLDERS' EQUITY,
 January 1, 1998                          2,000            $2,000         $59,369           $ 228,984          $ 290,353

S corporation distributions                  --                --              --            (275,303)          (275,303)

Net income for the year ended
 December 31, 1998                           --                --              --             118,806            118,806
                                          -----            ------         -------           ---------          ---------

STOCKHOLDERS' EQUITY,
 December 31, 1998                        2,000            $2,000         $59,369           $  72,487          $ 133,856
                                          =====            ======         =======           =========          =========







                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                    $ 118,806
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and valuation allowance                                          59,518
      Changes in certain assets and liabilities:
         Brokerage fees receivable                                                 (38,406)
         Interest receivable from shareholders                                      (6,000)
         Accounts payable and accrued liabilities                                   34,003
                                                                                 ---------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                              167,921
                                                                                 ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Change in other assets                                                               87
   Purchases of property and equipment                                             (34,524)
                                                                                 ---------
            NET CASH USED IN INVESTING ACTIVITIES                                  (34,437)
                                                                                 ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   S corporation distributions                                                    (275,303)
   Repayment of shareholder advances                                              (150,000)
   Proceeds from lines of credit, net                                               70,580
                                                                                 ---------
            NET CASH USED IN FINANCING ACTIVITIES                                 (354,723)
                                                                                 ---------

            NET DECREASE IN CASH AND CASH EQUIVALENTS                             (221,239)

CASH AND CASH EQUIVALENTS, Beginning of year                                       244,782
                                                                                 ---------
CASH AND CASH EQUIVALENTS, End of year                                           $  23,543
                                                                                 =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                       $   4,742
                                                                                 =========
   Income taxes paid in cash during the period                                   $      --
                                                                                 =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
             Property and equipment with a net book value of $66,514 was transferred from depreciable assets to other assets when the property was removed from current use in the business.




                       See notes to financial statements.

                CAPITAL FUNDING OF SOUTH FLORIDA, INCORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               Capital Funding of South Florida, Inc. (the "Company") was incorporated on August 29, 1994. The Company is a licensed mortgage lender in the State of Florida and is engaged in originating, processing, and funding mortgage loan applications.

               On January 29, 1999, the shareholders of the Company exchanged all of the issued and outstanding common stock of the Company to America's Senior Financial Services, Inc. ("AMSE") for 221,664 shares of AMSE common stock in a tax-free transaction. As a result, the Company became a wholly-owned subsidiary of AMSE on that date.

      USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $15,955 for the year ended December 31, 1998.

      INCOME TAXES

               The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

               On January 29, 1999, as a result of the acquisition by AMSE of the Company's common stock, the Company ceased to be an S corporation.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, accounts payable and accrued expenses, and notes payable are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

      STATEMENT OF COMPREHENSIVE INCOME

               A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998:

          Office and other equipment                              $   78,100
          Furniture and fixtures                                      13,125
          Leasehold improvements                                      40,377
                                                                  ----------
                    Total cost                                       131,602
          Less:  Accumulated depreciation                            (51,619)
                                                                  ----------
                    Property and equipment, net                   $   79,983
                                                                  ==========

               Depreciation expense for the year ended December 31, 1998 was $25,732. The balance sheet caption, "other assets," includes property not currently in use in the operation of the Company; a valuation allowance of $33,786 was charged to earnings in 1998 to reduce this property to its estimated net realizable value of $66,514.

NOTE 3 - NOTES PAYABLE

               The Company has two credit lines with financial institutions. The balances due at December 31, 1998 were $61,455, with interest at 10.25%, and $49,000, with interest at 8.5%. The notes are due on demand, are unsecured, and are guaranteed by a shareholder.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASE

               The Company leases office space in various locations, as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $43,900 in 1999, $24,000 in 2000, and $12,000 in 2001. Rent expense for the year ended December 31, 1998 totaled $70,359.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 5 - RELATED PARTY TRANSACTIONS

      NOTES RECEIVABLE

               Two shareholders each owe the Company $50,000 under promissory notes dated December 31, 1997. Both notes bear interest at 6% per annum and the interest is payable annually on December 31st. The notes are due on January 1, 2004. The interest due December 31, 1998 was not paid and is therefore recorded as a receivable from shareholders.

               The fair value of these notes is not subject to reasonable estimation because of their related party nature.

      DISTRIBUTIONS TO SHAREHOLDERS

               The shareholders of the Company received S corporation distributions totaling $275,303 in 1998.

      SHAREHOLDER ADVANCES

               At December 31, 1997, the Company owed its shareholders $150,000 pursuant to non-interest bearing advances received in December 1997. These amounts were repaid in January 1998.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            MARCH 31, 1999 AND 1998
===============================================================================

                                  (UNAUDITED)

                                                               31-Mar-99        31-Mar-98
                                                              -----------       ---------
                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                  $    99,147       $   3,529
   Brokerage fees receivable                                       90,103          55,225
   Due from shareholders and employees                            201,877              --
   Prepaid expenses                                                78,356          16,215
                                                              -----------       ---------

           TOTAL CURRENT ASSETS                                   469,483          74,969

PROPERTY AND EQUIPMENT, net                                       302,064          79,649

GOODWILL, net                                                   5,220,265              --

OTHER ASSETS                                                      400,076          11,138
                                                              -----------       ---------

           TOTAL                                              $ 6,391,888       $ 165,756
                                                              ===========       =========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                               21,868       $      --
   Accounts payable                                               282,332          24,362
   Accrued compensation and related taxes                          69,177          22,778
                                                              -----------       ---------

           TOTAL CURRENT LIABILITIES                              373,377          47,140
                                                              -----------       ---------

LONG-TERM DEBT, less current portion                               73,447          28,297
                                                              -----------       ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $0.001 par value; 25,000,000 shares
    authorized, shares issued and outstanding, 6,631,431
    at March 31, 1998 and 4,374,500 at March 31, 1997               6,631           4,375
   Additional paid-in capital                                   6,680,300          81,988
   Retained earnings (deficit)                                   (635,047)          3,956
   Unearned compensation - restricted stock                      (106,821)             --
                                                              -----------       ---------

           TOTAL STOCKHOLDERS' EQUITY                           5,945,063          90,319
                                                              -----------       ---------

           TOTAL                                              $ 6,391,888       $ 165,756
                                                              ===========       =========

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
================================================================================
                                  (UNAUDITED)

                                                               31-Mar-99         31-Mar-98
                                                              -----------       -----------

REVENUES                                                      $   959,932       $   159,791
                                                              -----------       -----------

EXPENSES:
   Payroll and related expenses                                   655,295           106,067
   Administrative, processing, and occupancy                      410,679           119,574
   Employee recruitment                                             8,198                --
   Goodwill amortization                                           49,717                --
                                                              -----------       -----------

           TOTAL EXPENSES                                       1,123,889           225,641
                                                              -----------       -----------

           LOSS FROM OPERATIONS                                  (163,957)          (65,850)
                                                              -----------       -----------

   INTEREST EXPENSE                                                13,647               561
                                                              -----------       -----------

           LOSS BEFORE INCOME TAXES                              (177,604)          (66,411)

PROVISION FOR INCOME TAXES                                             --                --
                                                              -----------       -----------

           NET LOSS                                           $  (177,604)      $   (66,411)
                                                              ===========       ===========


(LOSS) PER SHARE:
   Basic                                                      $    (0.028)      $    (0.015)
                                                              ===========       ===========
   Diluted                                                    $    (0.028)      $    (0.015)
                                                              ===========       ===========
   Weighted average common shares outstanding                   6,317,434         4,366,417
                                                              ===========       ===========

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
================================================================================


                                 (UNAUDITED)



                                                                        31-Mar-99         31-Mar-98
                                                                        ---------         ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                             $(177,604)        $ (66,411)
   Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                        67,047             5,139
      Recognition of restricted stock earned                                8,198                --
      Changes in certain assets and liabilities, net of amounts
       from an acquisition:
         Brokerage fee receivable                                         (40,250)          (48,443)
         Employee advances                                                (27,849)               --
         Prepaid expenses and other                                       (31,657)           16,215
         Accounts payable, accrued compensation and related taxes           6,848            12,374
                                                                        ---------         ---------

           NET CASH PROVIDED BY (USED IN)
            OPERATING ACTIVITIES                                         (195,267)          (81,126)
                                                                        ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   (Acquisition) disposition property and equipment                         5,101           (23,370)
   Acquisition expenditures, net of cash acquired                        (452,571)          (10,538)
   Changes in other assets                                                 (7,592)           11,555
                                                                        ---------         ---------

           NET CASH USED IN INVESTING ACTIVITIES                         (455,062)          (22,353)
                                                                        ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                            448,900            10,000
   Change in long-term debt                                                76,230            (1,287)
   Loan received from shareholder                                          28,618            11,919
                                                                        ---------         ---------

           NET CASH PROVIDED BY FINANCING ACTIVITIES                      553,748            20,632
                                                                        ---------         ---------

           NET DECREASE IN CASH AND CASH EQUIVALENTS                      (96,581)          (82,847)

CASH AND CASH EQUIVALENTS, Beginning of period                            195,728            86,376
                                                                        ---------         ---------

CASH AND CASH EQUIVALENTS, End of period                                $  99,147         $   3,529
                                                                        =========         =========

           AMERICA'S SENIOR FINANCIAL SERVICES INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
================================================================================
                                  (UNAUDITED)


                                                         Common     Common     Additional                 Retained       Total
                                                         Stock     Stock, at    Paid-in     Restricted    Earnings   Stockholders'
                                                      # of Shares  par value    Capital       Stock      (Deficit)       Equity
                                                      -----------  ---------  -----------   ----------   ----------  -------------

STOCKHOLDERS' EQUITY, December 31, 1998                5,898,867    $ 5,899   $ 4,584,932   $  (67,067)  $ (457,443)   $ 4,066,321

Changes pursuant to the Capital Funding Acquisition:
Stock Issued                                             237,664        237     1,558,963                                1,559,200
Capital Contributed                                                                40,000                                   40,000

Restricted stock issued to employees                      48,000         48        47,952      (48,000)                         --

Recognition of restricted stock earned                                                           8,246                       8,246

Issuances of common stock for cash, net of expenses      446,900        447       448,453                                  448,900

Net loss for the quarter ended March 31, 1999                                                              (177,604)      (177,604)
                                                       ---------    -------   -----------   ----------   ----------    -----------

STOCKHOLDERS' EQUITY, March 31, 1999                   6,631,383    $ 6,631   $ 6,680,300   $ (106,821)  $ (635,047)   $(5,945,063)
                                                       =========    =======   ===========   ==========   ==========    ===========

                          UNAUDITED PRO FORMA COMBINED
                        CONDENSED FINANCIAL INFORMATION

         The following unaudited pro forma financial statements of America's Senior and the related notes are presented to give effect to the acquisition of Dow Guarantee Corp. and Capital Funding of South Florida, Inc., assuming that such acquisitions occurred as of January 1, 1998 using the purchase accounting method. A pro forma balance sheet has been presented, assuming that the Dow acquisition occurred as of December 31, 1997. A separate pro forma balance sheet has been presented, assuming that the Capital Funding acquisition occurred as of December 31, 1998.

         The unaudited pro forma financial statements are based on the historical financial statements for America's Senior, Dow and Capital Funding and the assumptions and adjustments described in the accompanying notes.

         The unaudited pro formal financial statements do not purport to represent what America's Senior results of operations and financial condition actually would have been if the events described above had occurred as of the dates indicated or what such results and financial condition will be for any future periods. The unaudited pro forma financial statements are based upon assumptions that America's Senior believes are reasonable and should be read in conjunction with the Financial Statements and accompanying notes thereto included elsewhere herein.

AMSE/ CFSF Comparative Proforma
CONSOLIDATED FINANCIAL STATEMENTS

            AMERICA'S SENIOR FINANCIAL SERVICES,INC. AND SUBSIDIARIES CONSOLIDATED PROFORMA BALANCE SHEET AT DECEMBER 31, 1998


                                                                                                        PROFORMA
                                                   AMSE               CFSF          ADJUSTMENTS       CONSOLIDATED
==================================================================================================================
Assets:
Cash and cash equivalents                       $   195,728       $    23,543                          $   219,271
Brokerage fee's receivable                           49,853            45,828                               95,681
Notes & Other Receivable                             22,618           106,000                              128,618
Employee advances                                    70,528              --                                 70,528
Prepaid expenses                                     46,699              --                                 46,699
Property and equipment, net                         254,783            79,983                              334,766
Other Assets                                        319,940            67,739       (319,940)a              67,739
Goodwill, Net                                     1,059,413              --          884,114 a           1,943,527
------------------------------------------------------------------------------------------------------------------
     Total Assets                               $ 2,019,562       $   323,093                          $ 2,906,829

Liabilities:
Current portion of long-term debt               $     5,798       $   110,454                          $   116,252
Accounts payable and accrued expenses               173,904            60,909        143,871               378,684
Commission payable                                   49,054            17,873                               66,927
Income taxes payable                                   --                --                                   --
Long-Term debt, less current portion                 13,287              --                                 13,287
------------------------------------------------------------------------------------------------------------------
     Total Liabilities                              242,043           189,236                              575,150

Stockholders' Equity:
Common Stock                                          5,899             2,000                                6,137
Additional paid-in capital                        2,247,432            59,369         (1,762)a           2,801,354
Retained earnings                                   (58,177)          (46,318)       494,553 a             (58,177)
Income YTD                                         (350,568)          118,806         46,318 a            (350,568)
Unearned Compensation - restricted stock            (67,067)             --         (118,806)a             (67,067)
------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                   1,777,519           133,857                            2,331,679
------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders'
       equity                                   $ 2,019,562       $   323,093                          $ 2,906,829
==================================================================================================================

(a) To record purchase accounting entry as if this acquisition took place on December 31, 1998.

AMERICA'S SENIOR FINANCIAL SERVICES,INC. AND SUBSIDIARIES
PROFORMA STATEMENTS OF OPERATIONS AT DECEMBER 31, 1997



                                                    HISTORIC         HISTORIC                       PROFORMA
                                                      AMSE              DOW       ADJUSTMENTS     CONSOLIDATED
==============================================================================================================
REVENUES:                                         $   541,546       $ 2,599,574                   $ 3,141,120
                                                  -----------------------------                   -----------

EXPENSES:                                                  --
   Payroll and related expenses                       307,690         1,742,832                     2,050,522
   Administrative, processing, and occupancy          301,106           854,831                     1,155,937
   Goodwill amortization                                   --                        170,973 a        170,973
                                                  -----------------------------    ---------      -----------
TOTAL EXPENSES                                        608,796         2,597,663                     3,377,432
                                                  -----------------------------                   -----------
PROFIT (LOSS) FROM OPERATIONS                         (67,250)            1,911                      (236,312)
                                                  -----------------------------                   -----------
OTHER EXPENSES:
   Interest expense                                     4,906                                           4,906
                                                  -----------------------------                   -----------
TOTAL OTHER EXPENSES                                    4,906                --                         4,906
                                                  -----------------------------                   -----------
PROFIT (LOSS) BEFORE INCOME TAXES                     (72,156)            1,911                      (241,218)

PROVISION FOR INCOME TAXES                                 --               820                           820
                                                  -----------------------------                   -----------
NET PROFIT (LOSS)                                 $   (72,156)      $     1,091    $(170,973)     $  (242,038)
                                                  =============================                   ===========

(a) To accrue Goodwill amortization as if this acquisition took place on January 1, 1997.

AMERICA'S SENIOR FINANCIAL SERVICES,INC. AND SUBSIDIARIES
PROFORMA STATEMENTS OF OPERATIONS AT DECEMBER 31, 1998



                                                     1998          01/01/98 to
                                                   HISTORIC          7/31/98                          PROFORMA
                                                     AMSE              DOW          ADJUSTMENTS     CONSOLIDATED
================================================================================================================
REVENUES:                                         $ 1,797,632       $1,490,249                      $ 3,287,881
                                                  ----------------------------      ----------      -----------

EXPENSES:
   Payroll and related expenses                     1,335,488          822,372                        2,157,860
   Administrative, processing, and occupancy          722,828          630,023                        1,352,851
   Goodwill amortization                               71,239               --          99,734          170,973
   Acquisition costs                                   14,969                                            14,969
   Employee recruitment                                50,333                                            50,333
                                                  ----------------------------      ----------      -----------

TOTAL EXPENSES                                      2,194,857        1,452,395                        3,647,252
                                                  ----------------------------      ----------      -----------

PROFIT (LOSS) FROM OPERATIONS                        (397,225)          37,854                         (359,371)
                                                  ----------------------------      ----------      -----------

   INTEREST EXPENSE                                     2,041           16,094                           18,135
                                                  ----------------------------      ----------      -----------


PROFIT (LOSS) BEFORE INCOME TAXES                    (399,266)          21,760                         (477,240)

PROVISION FOR INCOME TAXES                                 --               --                               --
                                                  ----------------------------      ----------      -----------

NET PROFIT (LOSS)                                 $  (399,266)      $   21,760      $  (99,734)     $  (477,240)
                                                  ============================      ==========      ===========


AMERICA'S SENIOR FINANCIAL SERVICES,INC. AND SUBSIDIARIES
PROFORMA STATEMENTS OF OPERATIONS AT DECEMBER 31, 1998

                                                     1998           01/01/98 to         1998
                                                    HISTORIC          7/31/98         HISTORIC                           PROFORMA
                                                     AMSE               DOW             CFSF          ADJUSTMENTS      CONSOLIDATED
===================================================================================================================================
Revenues:                                         $ 1,797,632       $ 1,490,249      $ 1,426,919                       $ 4,714,800
                                                  ----------------------------------------------      -----------      -----------

Expenses:
   Payroll and related expenses                     1,335,488           822,372          826,415                         2,984,275
   Administrative, processing, and occupancy          722,828           630,023          476,956                         1,829,807
   Acquisition costs                                   14,969                                                               14,969
   Employee recruitment                                50,333                                                               50,333
   Goodwill amortization                               71,239                --                       $   195,821(A)       170,973
                                                  ----------------------------------------------      -----------      -----------

TOTAL EXPENSES                                      2,194,857         1,452,395        1,303,371                         5,146,444
                                                  ----------------------------------------------      -----------      -----------

PROFIT (LOSS) FROM OPERATIONS                        (397,225)           37,854          123,548                          (431,644)
                                                  ----------------------------------------------      -----------      -----------

   INTEREST EXPENSE                                     2,041            16,094            4,742                            22,877
                                                  ----------------------------------------------      -----------      -----------

PROFIT (LOSS) BEFORE INCOME TAXES                    (399,266)           21,760          118,806                          (454,521)

PROVISION FOR INCOME TAXES                                 --                --               --                                --
                                                  ----------------------------------------------      -----------      -----------
NET PROFIT (LOSS)                                 $  (399,266)      $    21,760      $   118,806      $  (195,821)     $  (454,521)
                                                  ==============================================      ===========      ===========

(A) To annualize goodwill expense for purposes of this comparative/consolidated statement as if DOW and Capital Funding had been acquired on or before Jan. 1, 1998.